Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

HICKORY TECH CORPORATION,

NORTH DAKOTA TELECOM I, LLC,

AND

SOUTHEAST RURAL VISION ENTERPRISES, CO.

FOR THE ACQUISITION

OF

IDEAONE TELECOM GROUP, LLC

SCHEDULES

Schedule 1.1	–	Determination of Purchase Price
Schedule 1.2	–	Consideration for Interests
Schedule 2.1(c)	--	Consents
Schedule 2.1(d)	–	Payoff Letters
Schedule 2.1(e)	–	Affiliate Transactions
Schedule 2.1(l)	–	Excluded Assets
Schedule 2.1(m)	–	Excluded Personal Property
Schedule 3.1	–	Organization; Power; Authority; Good Standing
Schedule 3.2	–	Capitalization
Schedule 3.4	–	Authorization; Execution and Enforceability; No Breach
Schedule 3.5	–	Financial Statements; Books and Records
Schedule 3.6	–	Absence of Undisclosed Liabilities; Obligations of Sellers
Schedule 3.9	–	Absence of Certain Developments
Schedule 3.10	–	Assets
Schedule 3.11	–	Tax Matters
Schedule 3.12(a)	–	Contracts and Commitments
Schedule 3.12(d)	–	Customers
Schedule 3.13(a)	–	Intellectual Property Rights
Schedule 3.13(c)	–	Intellectual Property Rights – Claims, etc.
Schedule 3.14	–	Litigation
Schedule 3.15	–	Brokerage
Schedule 3.16	–	Insurance
Schedule 3.17	–	Labor Matters
Schedule 3.18(a)	–	Employee Benefit Plans
Schedule 3.18(h)	–	Employee Benefit Plans - Liabilities
Schedule 3.19	–	Compliance with Laws; Permits
Schedule 3.20(b)	–	Permits
Schedule 3.20(i)	–	Environmental Reports, etc.
Schedule 3.20(j)	–	Existing Environmental Liabilities
Schedule 3.21	–	Affiliate Transactions
Schedule 3.22	–	Suppliers; Vendors
Schedule 3.23(a)	–	Owned Real Property
Schedule 3.23(b)	–	Leased Real Property
Schedule 3.23(d)	–	Improvements
Schedule 3.23(f)	–	Property Laws
Schedule 3.23(l)	–	Real Property – Leasehold Improvements
Schedule 3.23(m)	–	Real Property Permits
Schedule 3.23(q)	–	Flood Hazard
Schedule 3.24	–	Customer Warranties
Schedule 3.30	–	Customers
Schedule 6.11	–	Capital Expenditures Budget and Approved Projects
Schedule 7.4(c)	–	Allocation of Purchase Price
Schedule 10	–	Target Working Capital Calculation

EXHIBITS

Exhibit 1.3(c)	–	Escrow Agreement
Exhibit 1.4(b)	–	Working Capital Escrow Agreement
Exhibit 2.1(a)	–	Opinions of Sellers’ Counsel
Exhibit 2.1(i)	–	Amended and Restated Lease
Exhibit 2.1(s)	–	Confidentiality, Non-Competition and Non-Solicitation Agreement
Exhibit 2.1(t)	–	Side Agreements

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (“Agreement”), effective as of December 5, 2011, is by and among Hickory Tech Corporation, a Minnesota corporation, or a wholly owned subsidiary of Hickory Tech Corporation formed for the purpose of completing the transactions contemplated by this Agreement (collectively, “Purchaser”), North Dakota Telecom I, LLC, a North Dakota limited liability company, and Southeast Rural Vision Enterprises, Co., a North Dakota corporation (each a “Seller” and collectively, the “Sellers”).  Certain capitalized terms used herein have the meanings ascribed to such terms in Article X.

WHEREAS, the Sellers collectively own one hundred percent (100%) of the membership interests and/or membership units (collectively, the “Interests”) of IdeaOne Telecom Group, LLC (“the Company”), which Interests comprise one hundred percent (100%) of the issued and outstanding membership interests and/or membership units of the Company; and

WHEREAS, subject to the terms and conditions set forth herein, Purchaser desires to purchase the Interests from Sellers, and Sellers desire to sell the Interests to Purchaser which shall allow Purchaser to effectively purchase the business of IdeaOne Telecom Group, LLC;

NOW, THEREFORE, in consideration of the mutual covenants, agreements and understandings herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
Transactions; Closing

1.1 Purchase Price.  The “Purchase Price” shall equal Twenty-eight Million Dollars ($28,000,000), subject to the Purchase Price adjustments described in Sections 1.4 and 6.11. Each party agrees to pay, perform and discharge its obligations set forth on Schedule 1.1.

1.2 Interest Purchase.  At Closing, subject to the terms and conditions set forth herein, Purchaser shall purchase from each Seller, and each Seller shall sell, convey, assign, transfer, and deliver to Purchaser, the Interests held by such Seller, free and clear of any Encumbrances, for the aggregate consideration set forth across from such Sellers’ name in the column titled “Aggregate Purchase Price” on Schedule 1.2, such consideration to be paid as set forth below in Section 1.3.

1.3 The Closing.  The consummation of the transactions contemplated hereby (collectively, the “Closing”) will take place at the offices of Purchaser’s legal counsel, commencing at 10:00 a.m. local time, on the first day of the month following the month in which each of Purchaser’s conditions to closing specified in Section 8.1 below are satisfied (the “Closing Date”).  All transactions of the Company as of the Closing Date not related to the consummation of the transactions contemplated by this Agreement shall be for the account of Purchaser.  At the Closing:

(a) Each Seller shall deliver to Purchaser certificate(s) representing such Sellers’ Interests, free and clear of all Encumbrances, duly endorsed in blank for transfer or accompanied by unit transfer powers duly executed in blank, or an affidavit certifying that no such certificates have been issued together with a valid Interest transfer power.

(b) Purchaser shall pay (or shall cause to be paid) Twenty-six Million Five Hundred Thousand Dollars ($26,500,000), plus any amounts due to Sellers in accordance with Section 6.11, plus

One Million Five Hundred Thousand Dollars ($1,500,000) payable on the Closing Date (such amount, together with any other funds on deposit pursuant to the Escrow Agreement, the “Escrow Amount”), by wire transfer of immediately available funds to Sellers in the amounts set forth in the column titled “Closing Date Payment” on Schedule 1.2.

(c) The Purchaser shall deposit the Escrow Amount with U.S. Bank, N.A. (the “Escrow Agent”) pursuant to the Escrow Agreement (the “Escrow Agreement”) attached hereto as Exhibit 1.3(c) effective as of the date hereof, among Escrow Agent, Purchaser and Sellers to secure post-Closing obligations of Sellers, including, without limitation, any Purchase Price adjustments contemplated by Section 1.4 and Schedule 1.1, indemnification claims under Article V, and other contingent liabilities in the manner set forth in Section 5.2(f).  The Escrow Amount shall be held pursuant to the terms of the Escrow Agreement, and remaining amounts therein, including any remaining interest earnings, shall be released to the Sellers on the twelve (12) month anniversary of the Closing Date, subject to retention for any then pending claims, all as set forth more fully in the Escrow Agreement.

(d) The closing certificates, opinion of counsel and other documents and agreements required to be delivered pursuant to this Agreement with respect to the Closing will be exchanged.

1.4 Post-Closing Purchase Price Adjustment.  The Purchase Price shall be subject to adjustment following the Closing as follows:

(a) If the Working Capital of Company as of the close of business on the day immediately preceding the Closing Date (as determined pursuant to this Section 1.4, the “Closing Working Capital”) is less than the Target Working Capital, the Purchase Price will be decreased by the amount of such difference.  If the Working Capital of Company as of the close of business on the day immediately preceding the Closing Date is greater than the Target Working Capital, the Purchase Price will be increased by the amount of such difference.

(b) Any amount to be paid pursuant to this Section 1.4 will be treated as an adjustment to the Purchase Price for all purposes.  Sellers shall deposit the sum of $400,000 on the Closing Date (“Working Capital Escrow Amount”), by wire transfer of immediately available funds (or at Sellers’ option, may be deducted and paid from the Purchase Price otherwise due) to the Escrow Agent pursuant to the Escrow Agreement (the “Working Capital Escrow Agreement”) attached hereto as Exhibit 1.4(b) effective as of the date hereof, among Escrow Agent, Purchaser and Sellers to secure post-Closing obligations of Sellers contained this Section 1.4.  In the event of a reduction to the Purchase Price pursuant to this Section 1.4, the Sellers’ obligations will be satisfied first by payment from their contributions to the Working Capital Escrow Amount, and second by the several obligation of Sellers, based on the Pro Rata Percentage. In the event of an increase to the Purchase Price pursuant to this Section 1.4, the Purchaser’s obligations will be satisfied by payment by the Purchaser to Sellers.

(c) Purchaser, with the cooperation of Sellers, shall prepare within thirty (30) days after the Closing Date a written calculation of the Closing Working Capital.

(d) On or prior to the twentieth (20th) day after the Sellers’ receipt of the calculation of Closing Working Capital, Sellers may give a written notice stating in reasonable detail their reasonable objections (an “Objection Notice”) to the calculation of the Closing Working Capital.  Any Objection Notice shall specify in reasonable detail the dollar amount of any objection and the basis therefor.  Any determination expressly set forth in the Closing Working Capital which is not specifically objected to in an Objection Notice shall be deemed final and binding upon the Sellers upon delivery of such Objection Notice.  Except to the extent Sellers make an objection to a specific determination set forth in the

Closing Working Capital pursuant to an Objection Notice delivered to Purchaser within such twenty (20) day period, the calculation of Closing Working Capital will be conclusive and binding upon the parties hereto.

(e) If Sellers give a timely Objection Notice as described in Section 1.4(d), then Purchaser and Sellers shall negotiate in good faith to resolve their disputes regarding the calculation of Closing Working Capital.  If Purchaser and Sellers are unable to resolve all disputes regarding the calculation of Closing Working Capital on or prior to the twentieth (20th) day after delivery of an Objection Notice, then, unless the parties mutually agree otherwise, Purchaser and Sellers shall jointly retain a reputable accounting firm, agreed on mutually by the parties, after eliminating any such firm which is conflicted or otherwise unable to participate (the “Independent Accounting Firm”) to resolve the dispute as soon as practicable, and in any event within thirty (30) days.  The Independent Accounting Firm shall only decide the specific items under dispute by the parties.  The Closing Working Capital as determined by the Independent Accounting Firm will be conclusive and binding upon the parties hereto and will constitute the Closing Working Capital for all purposes of this Section 1.4.  The fees and expenses of the Independent Accounting Firm in connection with its review of the Closing Working Capital shall be paid one-half (1/2) by Purchaser and one-half (1/2) by Sellers.

(f) Notwithstanding anything to the contrary contained in this Section 1.4, the adjustment to the Purchase Price contemplated by this Section 1.4 shall be computed and paid no later than ninety (90) days after the Closing Date.

ARTICLE II
Closing Deliveries

2.1 Sellers’ Deliveries.  Sellers shall deliver the following at Closing and the following conditions shall otherwise be met:

(a) Opinion of Counsel.  An opinion from counsel for Seller in a form and substance reasonably acceptable to Purchaser, which shall be addressed to Purchaser and dated as of the Closing Date and shall opine as to Minnesota (as to Minnesota Permits) and North Dakota law, in the form attached hereto as Exhibit 2.1(a).

(b) Resignation of Governors and Officers.  Resignations of each of the officers and governors of the Company, effective as of the Closing Date.

(c) Consents and Approvals. (i) All filings and all Permits, authorizations, consents and approvals required to be obtained by Company and Sellers (and Purchaser with respect to Permits that require a joint application) to consummate the transactions contemplated by this Agreement, including any required consents to assignment / change of control for the Contracts specified on Schedule 3.12; (ii) a written consent for the assignment of each of the Leases, a waiver of landlord liens, collateral assignment of lease or leasehold mortgage from the landlord whose consent thereto is required under any Lease; and (iii) an estoppel certificate with respect to each of the Leases which is not otherwise subject to a separate lease amendment, dated no more than 20 days prior to the Closing Date, from the other party to such Lease, together with a non-disturbance agreement with respect to each of such Leases from each lender encumbering any real property underlying the Leased Real Property for such Lease, in each case, in form and substance satisfactory to Purchaser (collectively, the “Consents”) as set forth on Schedule 3.4.

(d) Payoff Letters.  Payoff letters from all holders of Indebtedness identified on

Schedule 2.1(d), which Payoff Letters set forth the terms and conditions for the payment and satisfaction in full of all such Indebtedness and release of all Encumbrances granted by Company relating thereto on and as of the Closing Date. Sellers shall, or shall cause the Company to, pay in full, satisfy and fully discharge all Indebtedness of Company on or prior to the Closing Date.

(e) Affiliate Transactions.  Except as provided in Schedule 2.1(e), and other than the Lease Amendment described in Section 2.1(c), and the Side Agreements described in Section 2.1(t), all obligations due to Sellers and their Affiliates, including but not limited to debt obligations, change of control or similar payments, transactions not reflected in the Company’s financial statements and operating leases outside of the Company’s historical practices, shall have been: (i) paid and performed in full, amended, or terminated without tax effect to Purchaser; or (ii) assumed by Purchaser.

(f) Records.  All existing minute books, Interest transfer records, company seals and other materials relating to Company’s organizational administration which are in the possession of Sellers.

(g) Good Standing Certificates.  Good standing or similar certificates of the Company from the States of Minnesota and North Dakota dated no more than ten (10) days prior to the Closing Date.

(h) Non-Foreign Affidavit.  A non-foreign affidavit dated as of the Closing Date and in form and substance required under the Treasury Regulations issued pursuant to Section 1445(b) of the Code such that Sellers are exempt from withholding any portion of the Purchase Price thereunder.

(i) Lease Amendment. The Lease(s) between Seller Affiliates and Company for the Leased Real Property shall be amended as of the Closing, in substantially the same form as attached as Exhibit 2.1(i) hereto.

(j) Meter Readings; Utility Bills.  Utility meter readings and, where available, interim or final bills for all unpaid utility costs accrued at the Real Property prior to the Closing Date.

(k) Escrow Agreements.  The Escrow Agreement and Working Capital Escrow Agreement which shall have been duly executed by the parties thereto.

(l) Excluded Assets.  Prior to or contemporaneously with the Closing, Company shall have distributed to Sellers all of the Excluded Assets set forth on Schedule 2.1(l) and Sellers shall have assumed all liabilities with respect to the Excluded Assets, in each case without making Company liable for any Tax or other obligation.

(m) Authority Documents of Company.  Sellers shall have delivered to Purchaser a certificate of the secretary or an assistant secretary of Company, dated the Closing Date, in form and substance reasonably satisfactory to Purchaser, as to: (i) no amendments to the articles of organization of Company; (ii) no amendments to the bylaws (or other governing documents) of Company; (iii) the resolutions of the board of governors of the Company authorizing the execution, delivery, and performance of this Agreement and the transactions contemplated hereby; and (iv) incumbency and signatures of the officers of Company executing this Agreement or any other agreement contemplated by this Agreement.

(n) Certificate.  The Certificate required by Section 8.1(d) hereof.

(o) Other Documents.  Such other documents relating to the transactions contemplated by this Agreement as Purchaser may request.

(p) Certificate of Approval of Company.  Sellers shall have delivered to Purchaser a certificate of: the secretary of Company dated the Closing Date, in form and substance reasonably satisfactory to Purchaser, as to: (i) no amendments to the certificate of organization (or formation) of such Person or the bylaws (or other governing documents) of such Person; and (ii) any resolutions of the board of governors or other authorizing body of such Person relating to this Agreement and the transactions contemplated hereby.

(q) Certificate of Approval of Sellers.  Sellers shall have delivered to Purchaser a certificate of the secretary of each of Sellers, dated the Closing Date, in form and substance reasonably satisfactory to Purchaser, as to: (i) no amendments to the certificate of incorporation (or formation) of such Seller or the bylaws (or other governing documents) of such Seller; (ii) the resolutions of the board of governors or other authorizing body of such Seller authorizing the execution, delivery, and performance of this Agreement and the transactions contemplated hereby; and (iii) incumbency and signatures of the officers of such Seller executing this Agreement or any other agreement contemplated by this Agreement.

(r) Authority Documents of Sellers.  Each Seller shall have delivered to Purchaser a certificate of the secretary or an assistant secretary of each Seller, dated the Closing Date, in form and substance reasonably satisfactory to Purchaser, as to: (i) no amendments to the articles of organization and / or articles of incorporation of each Seller; (ii) no amendments to the bylaws (or other governing documents) of each Seller; (iii) the resolutions of the board of governors and / or board of directors of each Seller authorizing the execution, delivery, and performance of this Agreement and the transactions contemplated hereby; and (iv) incumbency and signatures of the officers of each Seller executing this Agreement or any other agreement contemplated by this Agreement.

(s) Non-Competition Agreements.  North Dakota Telephone Company, Dakota Central Telecommunications Cooperative, United Telephone Mutual Aid Corporation, and Cass County Electrical Cooperative shall each execute and deliver a non-competition agreement in the forms attached hereto as Exhibit 2.1(s).

(t) Side Agreements.  The applicable parties shall execute and deliver the following agreements in the forms attached hereto as Exhibit 2.1(t): (i) Agreement for Internet Technical Support Services with Dakota Central Telecommunications Cooperative; (ii) Agreement for Sharing Internet Bandwidth with North Dakota Telephone Company and Dakota Central Telecommunications Cooperative; (iii) Amended Tower Lease between the Company and Cass County Electric Cooperative; (iv) Backup Generation Agreement between the Company and Cass County Electric Cooperative; (v) Power Tech Call Service Agreement between the Company and Cass County Electric Cooperative and such other agreements related to the Company’s business as Purchaser may reasonably request.

(u) Conditional Documents.  All of the documents or agreements contemplated by Section 8.1 below.

(v) Consent to Schedule 7.4(c).  Sellers’ written consent to Purchaser’s allocation of the Purchase Price according to Schedule 7.4(c) to be prepared by Purchaser prior to Closing.

2.2 Purchaser Deliveries.  Purchaser shall deliver (or cause to be delivered) the following at Closing:

(a) Escrow Agreements.   The Escrow Agreement and the Working Capital Escrow Agreement  which shall have been duly executed by the parties thereto.

(b) Lease.  The lease amendment referenced in Section 2.1(i) above.

(c) Certificate.  The Certificate required by Section 8.2(d) hereof.

(d) Side Agreements.  Each of the agreements referenced in Section 2.1(t) above.

(e) Schedule 7.4(c).  An allocation of the Purchase Price as set forth on Schedule 7.4(c).

(f) Other Documents.  Such other documents relating to the transactions contemplated by this Agreement as the Sellers may reasonably request.

ARTICLE III
Representations and Warranties of Sellers

Notwithstanding Purchaser’s due diligence investigation of Company, as a material inducement to Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, each Seller hereby represents and warrants, on a joint and several basis to Purchaser except as specifically set forth below, with the intention that Purchaser may rely on the same, that the statements contained in this Article III are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article III), except as specifically set forth on any Schedule to this Agreement which is delivered by Sellers to Purchaser on the date hereof and initialed by the Parties, provided however, nothing in any Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail, directly or by a specific reference to a section or portion of a document produced by Seller to Purchaser and which is attached to the Disclosure Schedule or for which Purchaser has acknowledged receipt in writing.

3.1 Organization; Power; Authority; Good Standing.  The Company: (a) is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of North Dakota, and is qualified to do business in every other jurisdiction which its respective business so requires; (b) possesses full power and authority necessary to own, lease and operate its properties and to carry on its business as now conducted; and (c) is duly licensed or qualified to transact business and is in good standing as a foreign entity in those jurisdictions set forth on Schedule 3.1, which constitute all of the jurisdictions in which the character of the Assets owned or leased, or the business conducted by it requires such licensing or qualification, except for jurisdictions where the failure to be so licensed, qualified or in good standing has not had and could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Purchaser has been furnished with true, correct and complete copies of the Articles of Organization, Operating Agreement, and Member Control Agreement of Company, as amended and in effect on the date hereof.

3.2 Capitalization.  As of immediately prior to the Closing, the issued and outstanding Interests of Company is set forth on Schedule 3.2.  All of the outstanding membership interests of Company is duly authorized, validly issued, fully-paid and non-assessable and is held beneficially and of record by Sellers as set forth on Schedule 3.2, and each Seller individually represents and warrants that its membership interests are free and clear of any Encumbrances.  Except as set forth on

Schedule 3.2, Company does not have any outstanding: (a) Interests or securities convertible or exchangeable for any membership interests or membership units or containing any profit participation features, nor any rights or options to subscribe for or to purchase its membership interest ownership; or (b) any Interests appreciation rights, or phantom stock or similar plans or rights. There are no: (c) outstanding obligations of Company (contingent or otherwise) to repurchase or otherwise acquire or retire any Interests or any warrants, options or other rights to acquire its Interests; or (d) voting trusts, proxies or other agreements among Company’s members with respect to the voting or transfer of Company’s Interests, except as set forth in the Member Control Agreement, which shall have been terminated as of the Closing.  As of the Closing and immediately thereafter, one hundred percent (100%) of the Company’s outstanding Interests will be held by Purchaser and will be duly authorized and validly issued, fully-paid and nonassessable and free and clear of any Encumbrances.

3.3 Subsidiaries.  The Company does not now have any Subsidiaries or hold any Equity Interest of any Person.

3.4 Authorization; Execution and Enforceability; No Breach.

(a) The Company has full power and authority to execute and deliver each Transaction Document to which it is a party and any and all instruments necessary or appropriate in order to fully effectuate the terms and conditions of each such Transaction Document and to perform and consummate the transactions contemplated hereby and thereby.

(b) The Company’s execution, delivery and performance of each Transaction Document to which it is a party has been duly and validly authorized by all necessary action on the part of the Company.  Each Transaction Document to which the Company is a party has been duly and validly executed and delivered by the Company and constitutes, or upon its execution and delivery will constitute, a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms and conditions.

(c) Except as set forth on Schedule 3.4, the execution, delivery and performance by Company of each of the Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, does not and will not: (i) result in the creation of any Lien upon any Assets of Company or Seller Affiliates pursuant to; (ii) conflict with any provision or result in any breach or violation of; (iii) constitute (whether with or without the passage of time, the giving of notice or both) a default under; (iv) trigger any “change in control” or other similar provision contained in; or (v) give rise to any right of termination, cancellation, or acceleration under, in each case, (1) any Law applicable to Company or Seller Affiliates or any of their respective Assets, (2) the Transaction Documents, (3) the articles of incorporation and by-laws of Company, (4) any Permit, or (5) any other Contracts to which Company and / or the Seller Affiliate is a party or by which any of their respective Assets are otherwise bound.  Except as set forth on Schedule 3.4,  neither Company nor the Seller Affiliates are required to provide any notice to, or make any filing with, any Government Entity or any other Person, or obtain any Permit or Consent, in each case, for the valid execution, delivery and performance by each of Company and Seller Affiliates of the Transaction Documents to which it is a party.

3.5 Financial Statements; Books and Records.  Attached hereto as part of Schedule 3.5 are true, correct and complete copies of: (a) the audited balance sheets of the Company as of December 31, 2007, December 31, 2008, December 31, 2009, and December 31, 2010, and the related statements of member’s equity, operations and cash flows for the respective twelve-month periods then ended; and (b) the consolidated balance sheets of Company as of September 30, 2011 (the “Most Recent

Balance Sheet”), and the related statements of member’s equity, operations and cash flows for the 9-month period then ended, all of which have been subjected to an Independent Accountants Review Procedures and Report under AICPA guidelines.  The financial statements described in clauses (a) and (b) above are collectively referred to herein as the “Financial Statements”.  Except as set forth on Schedule 3.5, the Financial Statements: (x) have been prepared in accordance with GAAP, consistently applied throughout the periods indicated, (y) have been prepared from, and in accordance with, the books and records of Company, and (z) fairly present the financial condition of Company and accurately reflect the operating results and cash flows of Company (in each case as of the applicable dates or for the applicable periods).  The books of account, minute books and other records of Company, all of which have been made available to the Purchaser, are, in all material respects, true, correct and complete and have been maintained in accordance with sound business practices.  At the Closing, all such books and records will be in the possession of Company.

3.6 Absence of Undisclosed Liabilities; Obligations to Sellers.  Except as set forth on Schedule 3.6:

(a) Company does not have any Liability (and to the Knowledge of Sellers there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against Company giving rise to any Liability) other than: (i) Liabilities set forth on the liabilities side of the Most Recent Balance Sheet (rather than any notes thereto); (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business; and (iii) obligations of Company pursuant to any Material Contract, none of which with respect to clauses (ii) and (iii) above, is a Liability resulting from or relating to breach of contract, breach of warranty, tort, infringement, claim, lawsuit, violation of Law or environmental Liability or clean-up obligation.

(b) All obligations of Company to Sellers and their related parties have been paid in full or otherwise completely performed or transferred out of Company or unconditionally assumed by Sellers or their designees. Any receivable from Sellers or an Affiliate of the Sellers to Company, or other obligations of Sellers or an Affiliate of Sellers to Company, have been fully paid, performed and discharged as of the Closing.  All Indebtedness of Company has been satisfied and discharged in full on the Closing Date, and the parties agree that such Indebtedness may be satisfied at the Closing by reduction of the Purchase Price paid to Sellers.  The Company is otherwise not a party to any agreement, arrangement or understanding that results in any payment becoming due or accelerated upon a change in control or upon consummation of the transactions contemplated by this Agreement.

3.7 Accounts Receivable.  All accounts receivable of Company that are reflected on the Most Recent Balance Sheet: (a) represent valid obligations arising from bona fide sales actually made or services actually performed in the Ordinary Course of Business; (b) to the Knowledge of Sellers, are not subject to valid counterclaims or setoffs; and (c) are current and collectible in accordance with their terms at their recorded amounts, subject (in the aggregate) only to the reserve for bad debt set forth on the Most Recent Balance Sheet.  All accounts receivable of Company that will be reflected in Closing Working Capital; (d) will represent valid obligations arising from bona fide sales actually made or services actually performed in the Ordinary Course of Business; (e) to the Knowledge of Sellers, will not be subject to valid counterclaims or setoffs; and (f) will be current and collectible in accordance with their terms at their recorded amounts, subject (in the aggregate) only to the reserve for bad debt set forth in the calculation of Closing Working Capital.

3.8 Inventory.  All of the inventory reflected on the Most Recent Balance Sheet: (a) consists of raw materials and supplies, manufactured and purchased parts, goods in service, and finished goods; and (b) is merchantable, usable and saleable by Company in the Ordinary Course of Business, subject

(in the aggregate) only to the reserve for inventory writedown set forth on the Most Recent Balance Sheet.  All of the inventory reflected on the Closing Working Capital: (c) will consist of raw materials, supplies and disposable and/or consumable materials used in the Ordinary Course of Business, manufactured and purchased parts, goods in process, and finished goods; and (d) will as of the  Closing Date be merchantable, fit for the purpose for which it was procured or manufactured and will be of quantity and quality usable and saleable by Company in the Ordinary Course of Business, subject (in the aggregate) only to the: (i) reserve for inventory writedown set forth in Closing Working Capital, and (ii) the applicable manufacturer’s warranty for new and unused items of inventory.

3.9 Absence of Certain Developments.  Since December 31, 2010, there has occurred no fact, event or circumstance which has had or could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as set forth on Schedule 3.9, since December 31, 2010, Company has conducted its business only in the Ordinary Course of Business, and Company has not:

(a) amended any provision of its certificate of incorporation or by-laws;

(b) issued, sold or transferred any Interests or other Equity Interests, granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its Interests, declared, set aside or made any payment or distribution of cash or other property with respect to its Interests or other Equity Interests, purchased, redeemed or otherwise acquired any Interests or other Equity Interests;

(c) other than approved capital expenditures as allowed under Section 6.11, incurred any Indebtedness not exceeding Ten Thousand Dollars ($10,000) individually or Twenty-five Thousand Dollars ($25,000) in the aggregate (in each case, determined in accordance with GAAP);

(d) discharged or satisfied any Lien or paid any Liability, other than current Liabilities paid in the Ordinary Course of Business;

(e) sold (other than sales of inventory in the Ordinary Course of Business), licensed, leased, transferred, assigned, abandoned or otherwise disposed of any of its Assets or mortgaged, pledged, or imposed any Lien upon any of its Assets;

(f) suffered any damage, destruction or casualty loss exceeding Twenty Thousand Dollars ($20,000) in the aggregate, whether or not covered by insurance, or experienced any material change in the amount and scope of insurance coverage;

(g) made or granted any bonus, commission, wage, or salary increase (or advance of any of the foregoing) to any employee or group of employees (other than wage increases in the Ordinary Course of Business), or made or granted any increase in any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement;

(h) adopted, amended, modified, or terminated any bonus, profit sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its governors, officers, and employees (or taken any such action with respect to any other Employee Benefit Plan);

(i) made any loans or advances to, guarantees for the benefit of, or any Investments in, any Person (other than advances to employees in the Ordinary Course of Business);

(j) directly or indirectly engaged in any transaction or entered into any arrangement with any officer, governor, member, or any relative thereof, or Affiliate of the Company;

(k) entered into, modified or terminated any Material Contract, or accelerated, terminated, modified, or cancelled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than Twenty Thousand Dollars ($20,000) to which Company is a party or by which Company is bound;

(l) except as specifically permitted under Section 6.11, made any single capital expenditure (or series of related capital expenditures) or commitment therefor in excess of Twenty-five Thousand Dollars ($25,000) or, in the aggregate, in excess of Fifty Thousand Dollars ($50,000), or delayed or postponed the making of any capital expenditure or the repair or maintenance of any Assets of the Company or its Subsidiaries;

(m) made any change in the policies of Company with respect to the payment of accounts payable or accrued expenses or the collection of the accounts receivable or other receivables, including any acceleration or deferral of the payment or collection thereof, as applicable, or made any write down in the value of its inventory in a manner that is outside of the Ordinary Course of Business;

(n) made any material change in the manner in which Company extends discounts or credits to, or otherwise deals with, customers;

(o) made any material change in the manner in which Company markets its products or services;

(p) made any change in its cash management practices or in the accounting methods, principles or practices used by Company or under a Tax election;

(q) taken any action (or failed to take any action) that has resulted in, or could reasonably be expected to result in, the loss, lapse, abandonment, invalidity or unenforceability of any Company Intellectual Property Rights;

(r) suffered the termination of any contract or relationship with any customer that generated or was expected to generate revenues in excess of Twelve Thousand Dollars ($12,000) during calendar 2011;

(s) other than approved capital expenditures as allowed under Section 6.11, entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) either involving more than Fifteen Thousand Dollars ($15,000) or outside the Ordinary Course of Business;

(t) imposed any Liens upon any of its Assets, tangible or intangible;

(u) made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) either involving more than Ten Thousand ($10,000) or outside the Ordinary Course of Business;

(v) cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) either involving more than Ten Thousand ($10,000) or outside the Ordinary Course of Business;

(w) endured any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving Company;

(x) neither Company nor any Seller has disclosed any Confidential Information except: (1) to Purchaser, or (2) to third parties, unless protected by a valid and binding written agreement protecting such Confidential Information; or

(y) agreed, whether orally or in writing, to do any of the foregoing.

3.10 Assets.  The Company has good and valid title to, or a valid leasehold interest in, the Assets used by it, located on its premises or set forth on the Most Recent Balance Sheet or acquired thereafter prior to the Closing, free and clear of all Liens, except: (a) Assets disposed of in the Ordinary Course of Business and in accordance with this Agreement; (b) Permitted Liens; and (c) as set forth on Schedule 3.10.   The Company owns, has a valid leasehold interest in, or has a valid license to use, all the Assets necessary for the conduct of its business as now conducted.  Such Assets, taken as a whole, are free from any material defects, have been maintained in accordance with normal industry practice, are in an operating condition and repair (subject to normal wear and tear) adequate and suitable for the purposes for which such Assets are presently used.  The Assets consist of all the tangible and intangible assets: (d) used by Seller in its business, and (e) necessary for the conduct of Company’s business as presently conducted.

3.11 Tax Matters.  Except as set forth on Schedule 3.11:

(a) Company has filed (or has had filed on its behalf) all Tax Returns that they were required to file under applicable laws and regulations.  All such Tax Returns were true, correct and complete in all respects and were prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by (or with respect to the operations of) Company (whether or not shown on any Tax Return) have been paid.  The Company is not the beneficiary of any extension of time within which to file any Tax Return.  No claim has ever been made by an authority in a jurisdiction where Company does not file Tax Returns that Company is or may be subject to taxation by that jurisdiction.  There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the Assets of Company.

(b) Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, former employee, independent contractor, creditor, member, or other third party.

(c) No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Company or any consolidated, combined or unitary group of which Company is a member.  Neither Company nor any consolidated, combined or unitary group of which Company is a member has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Company or any consolidated, combined or unitary group of which Company is a member has not filed Tax Returns) any: (i) notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Company or any consolidated, combined or unitary group of which Company is a member.

(d) Neither Company nor any consolidated, combined or unitary group of which it is a member has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) Company is not a party to any Contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Tax law).

(f) Company has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(g) Company and any consolidated, combined or unitary group of which any of them is a member has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(h) Company is not a party to or bound by any Tax allocation or sharing agreement.  Company: (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return; or (B) has no Liability for the Taxes of any person under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law) other than as a result of being a member of the Affiliated Group of which Company is the common parent, as a transferee or successor, by Contract, or otherwise.

(i) Any unpaid Taxes of Company with respect to Pre-Closing Taxes: (A) do not exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Financial Statements (rather than in any notes thereto); and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Company in filing its Tax Returns.  Since December 31, 2007, the Company has not incurred any Liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(j) Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii) intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law);

(iv) installment sale or open transaction disposition made on or prior to the Closing Date; or

(v) prepaid amount received on or prior to the Closing Date.

(k) Company has not distributed any Equity Interests of another Person, or has had its

Equity Interests distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361.

(l) Neither Company or any consolidated, combined or unitary group of which it is a member has engaged in any “reportable transaction” as defined in the Treasury Regulations promulgated under Code Section 6011.

(m) Company is not liable and has no potential liability for any Tax under Code Section 1374 or 1375 or any similar provision of state, local or foreign law, nor will Company be liable for any Tax (whether under Code Section 1374 or 1375, any similar provision of state, local or foreign law, or any other provision of law) in connection with the consummation of the transactions contemplated hereby.

(n) Company has not: (i) acquired assets from another corporation in a transaction in which its Tax basis for the acquired assets was determined, in whole or part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor; or (ii) acquired the stock of any corporation that is a qualified subchapter S subsidiary.

3.12 Contracts and Commitments.

(a) Except as set forth on Schedule 3.12(a), Company is not a party to or bound by any written or oral:

(i) pension, multiemployer plan, profit sharing, Interests option, employee equity purchase or other plan or arrangement providing for deferred or other compensation to employees or any other employee benefit plan or arrangement;

(ii) management agreement or Contract for the employment of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis: (A) providing annual cash or other compensation; (B) providing for the payment of any cash or other compensation or benefits as a result of the execution of this Agreement and/or the consummation of the transactions contemplated hereby; or (C) otherwise restricting its ability to terminate the employment of any employee at any time for any lawful reason or for no reason without Liability;

(iii) Contract with any Government Entity, except for any contracts on the Company’s standard form of customer agreement or oral agreement in the Ordinary Course of Business, for the provision of services available to the general public, or as set forth on Schedules 3.9 or 3.30;

(iv) Contract relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material Asset or group of material Assets of Company or any letter of credit arrangements, or any guaranty therefor;

(v) Contract under which Company is a: (A) lessee of or holds or operates any personal property owned by any other Person, except for any lease of personal property under which the aggregate annual rental payments do not exceed Ten Thousand Dollars ($10,000); or (B) lessor of or permits any Person to hold, operate or occupy any property, real or personal, owned or controlled by Company;

(vi) Contract or group of related Contracts with the same party or group of Affiliated parties continuing over a period of more than six (6) months from the date or dates thereof,

not terminable by Company upon thirty (30) days or less notice without penalty or involving more than Fifty Thousand Dollars ($50,000);

(vii) Contract relating to the ownership of, Investments in or loans and advances to any Person, including Investments in joint ventures and minority equity investments;

(viii) license, royalty or other Contracts with respect to any Intellectual Property Rights;

(ix) Contract that contains any provision pursuant to which Company is obligated to indemnify or make any indemnification payments to any Person;

(x) agent, sales representative, sales or distribution Contracts (other than purchase and sale orders entered into in the Ordinary Course of Business);

(xi) Contract relating to the marketing or advertising of Company’s products or services outside the Ordinary Course of Business;

(xii) power of attorney or other similar Contracts or grant of agency;

(xiii) Contract prohibiting the Company, now or in the future, from freely engaging in any business or competing anywhere in the world or restricting its use of any Intellectual Property Rights, including any nondisclosure, non-competition, settlement, coexistence, standstill or confidentiality agreements;

(xiv) Contract: (A) providing for Company to be the exclusive or a preferred provider of any product or service to any Person or the exclusive or preferred recipient of any product or service of any Person or that otherwise involves the granting by any Person to Company of exclusive or preferred rights of any kind; (B) providing for any Person to be the exclusive or a preferred provider of any product or service to Company or the exclusive or preferred recipient of any product or service of Company or that otherwise involves the granting by Company to any Person of exclusive or preferred rights; (C) granting to any Person a right of first refusal or right of first offer on the sale of any part of the business of Company; or (D) containing a provision of the type commonly referred to as “most favored nation” provision for the benefit of a Person other than Company;

(xv) Contract pursuant to which Company will receive more than Fifty Thousand Dollars ($50,000) or under which Company will pay more than Fifty Thousand Dollars ($50,000) in the twelve (12) months following Closing;

(xvi) Contract or any agreement concerning confidentiality or non-competition that will be binding on Company as of the Closing Date;

(xvii) any collective bargaining agreement; or

(xviii) Contract that is otherwise material to the Assets, operations or financial condition of Company taken as a whole.

(b) All of the Contracts set forth or required to be set forth on Schedule 3.12(a) and Schedule 3.12(d) and all Leases (collectively, the “Material Contracts”) are legal, valid, binding and enforceable as to Company and the other parties thereto, in accordance with their respective terms.  Each Material Contract will be in full force and effect in accordance with its terms upon consummation of the transactions contemplated hereby.  The Company and, to Sellers’ Knowledge, each other party to any Material Contract, has performed all obligations required to be performed by it and is not in default under or in breach of, or in receipt of any claim of default or breach under, any Material Contract.  There has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute a default or breach under a Material Contract by the Company, or to the Sellers’ Knowledge, any of the other parties to such Material Contract.  The Company has not received notice that any other party to any Material Contract intends to cancel, terminate or breach any such Material Contract or to exercise or not to exercise any option to renew thereunder.

(c) There has been made available to the Purchaser a true, correct and complete: (i) copy of each Material Contract, together with all amendments, waivers or other changes thereto; and (ii) description of the material terms of all oral Material Contracts.

(d) Schedule 3.12(d) sets forth a list of the customers of Company having annual sales volume greater than $10,000, by dollar volume of sales for the twelve (12) months ended December 31, 2010 and for the 9 months ended September 30, 2011, including, with respect to each such customer, the term of each customer’s agreement, whether such agreement is in writing, and, if not, a detailed discussion of the materials terms of any such agreement, whether such agreement contains auto-renew or similar provisions, the date on which each such agreement will expire, whether there is any prohibition on Company’s ability to assign such agreement to Purchaser or one of its Affiliates, any unusual credit terms (including, without limitation, terms respecting deposits and/or prepayments) and a description of any terms of any such agreement which substantially deviate from the form customer agreement generally used by the Company.  Company has not received any notice from any customer listed on Schedule 3.12(d) and Sellers have no Knowledge to the effect that any such customer has or may stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to purchasing materials, products or services from Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise).  The terms under which each customer of the business purchases materials, products or services from Company are the result of arms length transactions.

3.13 Intellectual Property Rights.

(a) Schedule 3.13(a) contains a true, correct and complete and accurate list of all of the following that are owned or used by Company: (i) patented or registered Intellectual Property Rights, including, without limitation, Internet domain names; (ii) pending patent applications or other applications for registrations of other Intellectual Property Rights; (iii) all computer software (other than mass-marketed software with a replacement cost and/or annual license fee of less than a total cost of $5,000); (iv) material unregistered Marks; (v) material unregistered copyrights; and (vi) any other material Intellectual Property Rights not specified above.

(b) Company owns and possesses, free and clear of all Liens and Encumbrances, all right, title and interest in and to, or have the right to use pursuant to a valid and enforceable written license set forth on Schedule 3.13(a), all Intellectual Property Rights necessary or used for the operation of the businesses of Company as now conducted (together with all Intellectual Property Rights owned by Company, collectively, the “Company Intellectual Property Rights”).  All of Company Intellectual Property Rights are valid, enforceable and subsisting, and none of Company Intellectual Property Rights have been misused.  No loss or expiration of any of Company Intellectual Property Rights is threatened, pending or reasonably foreseeable.  Company has taken all actions necessary or customary to maintain and protect the Intellectual Property Rights owned by Company.  To the Knowledge of Sellers, the owners of any Intellectual Property Rights licensed to Company have taken all actions necessary, desirable and/ or customary to maintain and protect the Intellectual Property Rights subject to such licenses.  Company, Sellers and Seller Affiliate have not transferred, assigned, or granted any license or sublicense of any rights under or with respect to any Intellectual Property Rights.

(c) Except as set forth on Schedule 3.13(c): (i) there are no claims, actions, suits, charges or demands against Company or Sellers that were either made within the past six (6) years or are presently pending contesting the validity, use, ownership, enforceability, patentability or registrability of any of Company Intellectual Property Rights, and to the Knowledge of Sellers, there is no reasonable basis for any such claim; (ii) Company has not infringed, misappropriated or otherwise conflicted with, and the operation of the business of Company as now conducted will not infringe, misappropriate or otherwise conflict with, any Intellectual Property Rights or other rights of other Persons, Company is not aware of any facts that indicate a likelihood of any of the foregoing and Company has not received any notices regarding any of the foregoing (including, any demands or offers to license any Intellectual Property Rights from any other Person); (iii) to the Knowledge of Sellers, no third party has infringed, misappropriated or otherwise conflicted with any of Company Intellectual Property Rights.  The transactions contemplated by this Agreement shall not impair the right, title or interest of Company or its Subsidiaries in and to Company Intellectual Property Rights or Company Systems, and all of Company Intellectual Property Rights and Company Systems shall be owned or available for use by Company or its Subsidiaries immediately after the Closing on terms and conditions identical to those under which Company owned or used the Company Intellectual Property Rights and Company Systems immediately prior to the Closing.

(d) The software, hardware, firmware, networks, interfaces and related systems owned or used by Company (collectively, “Company Systems”) are sufficient for Company’s current and anticipated future needs, and, during the past twelve (12) months, there have been no failures, crashes or other adverse events affecting Company Systems that have had or could reasonably be expected to have an adverse effect on the ability of Company to operate its businesses.  All Company Systems (other than software) used by Company to operate its businesses are owned and operated by Company and are not wholly or partly dependent on any facilities that are not under the ownership, operation or control of Company.

3.14 Litigation.  Except as set forth on Schedule 3.14, there are no: (i) Proceedings pending or, to the Sellers’ Knowledge, threatened against Company, whether at law or in equity, whether civil or criminal in nature or by or before any Government Entity; or (ii) Orders with respect to or involving Company.  To Sellers’ Knowledge, there is no basis for any such Proceedings or Orders.

3.15 Brokerage.  Except as set forth on Schedule 3.15, there are and shall be no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement to which Company,  and / or Sellers are a party or subject to.

3.16 Insurance.  Schedule 3.16 identifies and briefly describes each insurance policy maintained by Company with respect to its Assets and operations for which Company has been a party, including any flood hazard insurance policies, a named insured, or otherwise the beneficiary of coverage at any time within the past 6 years (collectively, the “Insurance Policies”), and sets forth the following information with respect to each of the Insurance Policies: (a) the name, address, and telephone number of the agent; (b) the name of the insurer, the name of the policyholder, and the name of each covered insured; (c) the policy number and the period of coverage; (d) the scope (including an indication of whether the coverage was on a claims made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated) of coverage; and (e) a description of any retroactive premium adjustments or other loss-sharing arrangements.  Each of such insurance policies have been produced to Purchaser.  Except as set forth in Schedule 3.16, the termination of such insurance policies immediately following the Closing will result in no liability or obligation or result in any Loss, either concurrently or in the future, owing to any Person in connection therewith by Company or Purchaser, and will result in no loss of coverage for any incident for periods prior to the Closing that would be covered by such policies absent termination.  With respect to each Insurance Policy: (j) there are no claims pending as to which coverage has been questioned, denied or disputed by the underwriter(s) of such Insurance Policy; (k) all premiums due have been paid; (l) no notice of cancellation or termination has been given; (m) Company has complied in all material respects with the terms and provisions of such Insurance Policy; (n) the policy is legal, valid, binding, enforceable, and in full force and effect and issued by insurers of recognized responsibility; (o) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (p) neither Company  nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred that, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (q) no party to the policy has repudiated any provision thereof.  Except as set forth and described on Schedule 3.16, Company has no self-insurance or co-insurance programs.

3.17 Labor Matters.  Schedule 3.17 contains a true, correct and complete list as of the date of the Most Recent Balance Sheet of: (a) the employees employed by Company; (b) the rate of all current compensation payable by Company to each such employee, including, any commission, bonus, contingent or deferred compensation; and (c) the officers and governors of Company.  Except as set forth on Schedule 3.17, to the Sellers’ Knowledge, no executive or key employee of Company and no group of employees of Company has any plans to terminate employment with Company. Company: (d) is not except as listed on Schedule 3.17, a party to any collective bargaining agreement or any other Contract or relationship with any labor union or with any self-organized employee group; (e) has no material labor relations issues (including pending bargaining orders or remedial orders from the National Labor Relations Board, any union organizing activities, self-organizing activities by employee groups, threatened or actual strikes or work stoppages or material grievances); (f) has not engaged in any unfair labor practices or has been the subject of any unfair labor practices charges or complaints since January 1, 2004; (g) has not, during the past five years, suffered any labor strike, lockout, work stoppage or other material labor dispute; (h) has no union organization campaign in progress with respect to any of their employees, or any existing question concerning representation respecting such employees; (i) has not engaged in any plant closing or employee layoff activities within the last two (2) years that would violate or in any way implicate the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local plant closing or mass layoff statute, rule or regulation;  (j) there is no workers’ compensation liability, experience or matter outside the ordinary course of business; (k) has no employment-related charge, complaint, grievance, investigation, inquiry or obligation of any kind, pending or threatened in any forum, relating to an alleged violation or breach by Company (or any of its officers or governors) of any law, regulation or contract; and (l) to the Knowledge of Sellers, any employee or agent has not committed any act or omission giving rise to material liability for any violation or breach identified in subsection (k) above. Except as listed on Schedule 3.17, the Company is not a party to any independent contractor, consulting, or similar agreement or understanding, whether oral or written.  The Company has no Liability for any Taxes, Employee Benefit Plans, employment-related Liability, compensation, or insurance.  Any and all independent contractors or consultants are, and will be, for all purposes, independent contractors of the Company, and not employees of the Company. Except as set forth on Schedule 3.17: (m) there are no employment contracts, severance agreements, or any other type of written or verbal agreement with any employees of Company, and (n) there are no written personnel policies, rules, or procedures applicable to employees of Company. True and complete copies of all such documents have been provided to Purchaser prior to the date of this Agreement.

3.18 Employee Benefit Plans.

(a) Schedule 3.18(a) contains a true, correct and complete list of all Employee Benefit Plans.

(b) Each Employee Benefit Plan (and each related trust, insurance Contract, or fund) has been maintained, funded and administered in compliance with the terms of such plan and the applicable requirements of ERISA, the Code, and other applicable Laws.

(c) All required reports and descriptions (including Form 5500 annual reports, summary annual reports, summary plan descriptions, and summaries of material modification, as applicable) have been timely filed or distributed with respect to each Employee Benefit Plan in accordance with the requirements of the Code, ERISA, and other applicable Laws.

(d) With respect to each Employee Benefit Plan, all contributions (including all employer contributions and employee salary reduction contributions) and premium payments that are due have been made and all contributions and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued.  No Employee Benefit Plan is self funded by Company, regardless of whether Company has purchased stop loss insurance to assist in funding the benefit.

(e) Each Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) has received a favorable determination letter from the Internal Revenue Service, or is permitted to rely upon an opinion letter of a sponsor of a prototype or volume submitter plan, and nothing has occurred that could adversely affect the qualification of such Employee Benefit Plan.  All such Employee Benefit Plans have been timely amended for all required interim plan amendments. Each such Employee Benefit Plan that does not have reliance on EGTRRA opinion letter has been submitted to the Internal Revenue Service for a determination letter within the applicable remedial amendment period or such period has not expired.

(f) Company has delivered to Purchaser true, correct and complete copies of the plan documents, summary plan descriptions, and summaries of material modification, the most recent determination or opinion letter received from the Internal Revenue Service, the three most recent Form 5500 annual reports as filed, and all related trust agreements, insurance Contracts, and other funding arrangements that implement each Employee Benefit Plan.  For each Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Code Section 401(a), Company has delivered to Purchaser true, complete and correct copies of the plan documents and amendments that have been the subject of the most recent favorable determination letter from the Internal Revenue Service, as well as of all plan documents and amendments adopted thereafter.

(g) Neither Company nor any ERISA Affiliate maintains, sponsors, contributes to or has any Liability or, to the Knowledge of Sellers any potential Liability, with respect to any Employee Pension Benefit Plan that is subject to ERISA Section 302 or Code Sections 412 or 430-436, or any Multiemployer Plan, or otherwise has any Liability or potential Liability under Title IV of ERISA.  Company has no Liability or potential Liability under ERISA or the Code solely by reason of being treated as a single employer under Code Section 414 with any trade, business or entity other than

Company.  No Employee Benefit Plan is an employee stock ownership plan within the meaning of Code Section 4975(e)(7).  No Employee Benefit Plan invests in any employer security (within the meaning of Code Section 407(d)(1)) or employer real property (within the meaning of Code Section 407(d)(2)).

(h) Company does not have any Liability, or to the Knowledge of Sellers any potential Liability, with respect to the provision of post-retirement or post-termination medical, health, or life insurance or other welfare-type benefits for any individual (other than in accordance with COBRA).  Company and each ERISA Affiliate are in compliance with the requirements of COBRA and the requirements of the Health Insurance Portability and Accountability Act (“HIPAA”) and all individuals receiving or entitled to receive continuation coverage under COBRA or similar state law on the closing date are listed on Schedule 3.18(h).

(i) There have been no Prohibited Transactions with respect to any Employee Benefit Plan, and no Fiduciary has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the Assets of any Employee Benefit Plan.  No action, suit, proceeding, audit, hearing, or investigation with respect to any Employee Benefit Plan (other than routine claims for benefits) is pending or threatened.  There is no basis for any such action, suit, proceeding, audit, hearing, or investigation.  No excise taxes are presently owed by the Company or ERISA Affiliates with respect to any Employee Benefit Plan and none have been owed or paid since January 1, 2004.

(j) Company has, for purposes of each Employee Benefit Plan, correctly classified those individuals performing services for Company as common law employees, leased employees, independent contractors or agents.

(k) Company has not (A) granted to any Person an interest in a nonqualified deferred compensation plan subject to Code Section 409A, or (B) modified the terms of any nonqualified deferred compensation plan in a manner that could cause an interest previously granted under such plan to become subject to Code Section 409A.  All nonqualified deferred compensation plans subject to Code Section 409A are in documentary and operational compliance with such Code Section and guidance as of the Closing Date.

(l) There are no Employee Benefit Plans that cover employees of Company which are required to comply with the provisions of any foreign law.

3.19 Compliance with Laws; Permits; and Regulatory Authority.  All of Company’s Permits are set forth on Schedule 3.19.  Except as set forth on Schedule 3.19:

(a) Company has complied in all material respects with, are in compliance in all material respects with, and have operated their businesses and maintained their Assets in compliance in all material respects with, all applicable Laws including, without limitation, any Environmental and Safety Requirements.  Company has also complied with, and is in compliance with, all wage and hour and similar laws, rules and regulations applicable to its operations and/or employees, including, without limitation, the Fair Labor Standards Act, those respecting the payment of overtime, and all applicable immigration laws and other laws applicable to the employment of U.S. and non-U.S. citizens (collectively, “Wage, Hour and Immigration Laws”). No notice has been received by, and no claims have been filed against, Company alleging a violation of any such Laws.  To Sellers’ Knowledge, there is no proposed Law which would prohibit or restrict the Company from, or otherwise materially adversely affect Company in, conducting its business in any jurisdiction in which it is now conducting its business or in which it has proposed to conduct its business as of the Closing Date.

(b) Except with respect to Permits relating to Environmental and Safety Requirements which are addressed in Section 3.20: (i) Company holds all Permits licenses, variances, exemptions, orders, registrations, certificates and approvals from each applicable Government Entity that are required, used, or necessary to own, lease, and operate the Assets and Company’s business; (ii) such Permits are valid and in full force and effect; (iii) no notice has been received by Company alleging the failure to hold any such Permit; (iv) Company Affiliates is in compliance with the terms and conditions of such Permits; and (v) to the Knowledge of Sellers, all of such Permits will be available for use on the same terms by Company immediately after the Closing.

(c) The Permits issued by the FCC, MPUC and NDPSC held by Company: (i) to the Knowledge of Sellers, were applied for and obtained in compliance with FCC, MPUC and NDPSC law, rules, and regulations, and Company is, and on the Closing Date will be, the holder of such Permits; (ii) have been granted by final order; and (iii) are in full force and effect, are unimpaired by any acts or omissions of Company or Sellers, and are free and clear of any restrictions which might limit the full operation of Company’s business, other than such restrictions as are imposed the telecommunications industry generally.  All reports and other documents required by the FCC, MPUC and/or NDPSC to be filed by Company have been filed, and are correct in all material respects.  Company has not engaged in any course of conduct which would impair Company’s ability to remain a holder of the Permits issued by the FCC, MPUC or the NDPSC, and Company and Sellers are not aware of any reason why a FCC, MPUC or NDPSC Permit might be revoked, canceled, suspended or otherwise transferred as a result of the transactions contemplated hereby.  All payments and fees required to be paid by Company as the holder of any Permit which are due and payable at or prior to the Closing Date to governmental authorities or others have been paid.  The Company has no Liability for repayment of any bidding credits to the FCC with respect to the Company’s spectrum leasing arrangement.

3.20 Environmental and Safety Matters.  Except as set forth on Schedule 3.20(b):

(a) To the Knowledge of Sellers, Company (and Seller Affiliates with respect to its activities related to the Company) have at all times complied and are in compliance with all Environmental and Safety Requirements.

(b) Without limiting the generality of the foregoing, to the Knowledge of Sellers, Company (and Seller Affiliates with respect to its activities related to the Company) have obtained and at all times complied with, and is in compliance with, all Permits that may be required pursuant to any Environmental and Safety Requirements, all such Permits being listed on Schedule 3.20(b).  With respect to the Permits listed on Schedule 3.20(b): (i) Sellers and Company have provided to Purchaser true, correct and complete copies of all such Permits; (ii) all such Permits are in full force and effect, (iii) no event has occurred that allows, or upon the giving of notice or lapse of time or otherwise would allow, revocation or termination of such Permits; and (iv) all such Permits may be relied upon by Purchaser for the lawful operation of Company’s business, and the Real Property, on and after the Closing without notice to or filing with any Government Entity, and without transfer, reissuance or other governmental action.

(c) Neither Company (nor Seller Affiliates with respect to its activities related to the Company) have received any oral or written notice, report or other information regarding any actual or alleged violation of Environmental and Safety Requirements, or any Liabilities or potential Liabilities, including any investigatory or remedial obligations, arising under Environmental and Safety Requirements.

(d) None of the following exists at any property or facility owned, occupied or operated by Company: (i) underground storage tanks; (ii) asbestos containing materials in any form or condition; (iii) materials or equipment containing polychlorinated biphenyls; (iv) landfills, surface impoundments or other disposal areas; (v) wells; or (vi) on-site sewage or wastewater disposal systems, and Company has not used and does not currently use or dispose of Hazardous Substances, whether in the Ordinary Course of Business or otherwise.

(e) Company has not: (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, exposed any Person to or released any substance (including any Hazardous Substance); or (ii) to the Knowledge of Sellers, owned, leased, occupied or operated any facility or property (and to the Knowledge of Sellers, no such property or facility is contaminated by any Hazardous Substance), in both of cases (i) and (ii) above, so as to give rise to any current or future Company Liabilities, including any Liability for response costs, corrective action costs, personal injury, natural resource damages, property damage or attorneys’ fees, or any corrective, investigatory or remedial obligations, pursuant to CERCLA, the Solid Waste Disposal Act, as amended, or any other Environmental and Safety Requirements.

(f) Neither this Agreement nor the consummation of the transactions that are contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of any Government Entity or other Third Party, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental and Safety Requirements.

(g) Neither Company nor any Seller or their predecessors and Affiliates have assumed, undertaken or otherwise become subject to any Liability, including any obligation for corrective, investigatory or remedial action, of any other Person relating to any Environmental and Safety Requirements.

(h) Neither Company, any Seller, nor to the Knowledge of Sellers any of their predecessors or Affiliates, has any Liability or potential liability with respect to the presence or alleged presence of asbestos, asbestos-containing material, silica or any other hazardous material in any product or at or upon any property or facility.

(i) Each of the Sellers and Company have provided to Purchaser true, correct and complete copies of all environmental audits, reports and other material environmental documents relating to the past or current properties, facilities or operations of Company and Seller Affiliates or their respective predecessors or Affiliates which are in its possession or under its reasonable control, all such documents being listed on Schedule 3.20(i).

(j) Set forth on Schedule 3.20(j) is a detailed discussion of each and every Liability or potential Liability arising under Environmental and Safety Requirements and related to the operation of the business, events, circumstances, or actions or omissions by or on behalf of the Sellers or Company and Seller Affiliates prior to Closing, or related to the Real Property as of the Closing or ownership or use of such property prior to Closing, including, without limitation, violations of Environmental and Safety Requirements prior to the Closing, the presence of Hazardous Substances as of the Closing and any pending environmental clean-up initiatives existing as of the Closing, together with a breakdown of the required clean-up, testing, treatment, closure, reporting or other costs or Liabilities associated therewith (collectively, “Existing Environmental Liabilities”).

3.21 Affiliate Transactions.  Except as set forth on Schedule 3.21, no officer, governor, member or Affiliate of Company or any individual related by blood, marriage or adoption to any such individual or any entity in which any such Person or individual owns any beneficial interest, is a party to any Contract, verbal or written agreement, or other understanding, or transaction with Company or has any interest in any Assets used by the Company or its Subsidiaries. All transactions with Affiliates of Company, including those referenced on Schedule 3.21, have been terminated as of the Closing in the manner set forth on Schedule 3.21 without Liability or further obligation to Company.

3.22 Suppliers; Vendors.  Schedule 3.22 sets forth a list of the top fifteen suppliers / vendors of Company by dollar volume of purchases for the twelve (12) months ended December 31, 2010, and the 9 months ended September 30, 2011 (the “Material Suppliers”).  Except as set forth on Schedule 3.22, updated as of the Closing Date, Company has not received any notice from any supplier listed on Schedule 3.22 and the Sellers have no Knowledge to the effect that any such supplier has or may stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to supplying materials, products or services to Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise).  The terms under which the Material Suppliers supply materials, products or services to Company are at market rates and are the result of arms length transactions.

3.23 Real Property.

(a) Schedule 3.23(a) of the Disclosure Schedule sets forth the address and description of each parcel of Owned Real Property.  With respect to each parcel of Owned Real Property: (i) the Company has sole, good and marketable, insurable and indeafeasible title, free and clear of all Liens, covenants, conditions, rights-of-way, easements and Encumbrances of any kind or character whatsoever, subject only to the Permitted Encumbrances identified in Schedule 3.23(a); (ii) except as set forth in Schedule 3.23(a), neither Company, any Seller nor any Seller Affiliates have leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and (iii) other than the right of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(b) Schedule 3.23(b) of the Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease document, and each building, structure, improvement and fixture or other interest in real property and all easements and other rights and interest appurtenant thereto, leased, subleased, used, operated or otherwise occupied by Company).  Company has delivered to Purchaser a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease. Except as set forth in Schedule 3.23(b), with respect to each of the Leases:

(i) such Lease is legal, valid, binding, enforceable and in full force and effect;

(ii) the transactions contemplated by this Agreement do not require the consent of any other party to such Lease (except for those Leases for which lease consents are obtained pursuant to Section 2.1(c)), will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

(iii) Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and there are no disputes with respect to such Lease;

(iv) Company has at all times complied with, and is in compliance with, all terms and conditions of the Leases, neither Company nor any other party to the Lease is in breach of or default under such Lease, and no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute or give rise to such a breach or default, or permit the termination, modification or acceleration of rent under such Lease, or cause a Liability under such Leases;

(v) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach of or default under such Lease that has not been redeposited in full;

(vi) Company does not owe, and will not owe in the future, any brokerage commissions or finder’s fees with respect to such Lease;

(vii) neither Company nor any of its Affiliates has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof;

(viii) neither Company nor any of its Affiliates has collaterally assigned or granted any other Lien in such Lease or any interest therein;

(ix) there are no Liens on the estate or interest of the Company created by such Lease;

(x) the Company’s interest in the Leased Real Property is not subject to any Encumbrances, except Permitted Encumbrances;

(xi) The Leased Real Property is not subject to any use restrictions, exceptions, reservations, or limitations which in any material respect interfere with or impair the present and continued use thereof in the ordinary course of the business; and

(xii) No notice has been received by, and no claims have been filed against Company alleging a violation of any such Leases.

(c) The Owned Real Property and the Leased Real Property (collectively, the “Real Property”) comprise all of the real property used or intended to be used in, or otherwise related to, Company’s business, and the Company is not a party to any agreement or option to purchase any real property or interest therein.

                        (d) Subject to normal wear and tear, to the Knowledge of Sellers, all buildings, structures, fixtures, building systems and equipment, and all components thereof, including the roof, foundation, load-bearing walls, and other structural elements thereof, heating, ventilation, air conditioning, mechanical, electrical, plumbing and other building systems, environmental control, remediation and abatement systems, sewer, storm, and waste water systems, irrigation and other water distribution systems, parking facilities, fire protection, security and surveillance systems, and telecommunications, computer, wiring, and cable installations, included in the Real Property (the “Improvements”) have been maintained according to industry standards, and are sufficient for the operation of Company’s business. Except as set forth on Schedule 3.23(d), there are no: (i) physical or mechanical defects in any of the Improvements on the Real Property which would materially impair the use of the Real Property, or (ii) to the Knowledge of Sellers structural deficiencies or latent defects affecting any of the Improvements and there are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, interfere in any respect with the use or occupancy of the Improvements or any portion thereof in the operation of Company’s business as currently conducted thereon.

(e) There is no: (i) condemnation or other proceeding in eminent domain, pending or threatened, affecting any parcel of Real Property or any portion thereof or interest therein; or (ii) injunction, decree, order, writ or judgment outstanding, or any claim, litigation, administrative action or similar proceeding, pending or threatened, relating to the ownership, lease, use or occupancy of the Real Property or any portion thereof, or the operation of Company’s business as currently conducted thereon.

(f) Except as set forth on Schedule 3.23(f), the current use and operation of the Real Property are fully entitled, without restriction or conditions, and are in compliance with applicable codes, ordinances, rules, and laws, including, without limitation, those applicable to subdivisions, construction of improvements, zoning, land use, natural resource protection, public safety, and the Americans with Disabilities Act (collectively, “Property Laws”), except for such minor restrictions or conditions or such non-compliance: (i) as could not reasonably be expected to have a Material Adverse Effect, or (ii) is legally permitted because the Real Property is “grandfathered” and exempt from such Property Laws.  Neither the Company nor any Seller has received notice of non-compliance with any Property Laws which has not been resolved, and to the Knowledge of Sellers, there is no basis for the issuance of any such notice or the taking of any action for such violation.

(g) There are no zoning or other land-use regulation proceedings, or to the Knowledge of Sellers any change or proposed change, in any applicable Property Laws, which could detrimentally affect the use or operation of the Real Property, except for such proceedings, changes or proposed changes as could not reasonably be expected to be material, and neither the Company nor any Seller has received notice of any special assessment proceedings affecting the Real Property which has not been resolved.

(h) All water, sewer, gas, electric, telephone and drainage facilities and all other utilities required by law or for the present use and operation of the Real Property are installed to the property lines of the Real Property, are all connected and operating pursuant to valid permits (to the extent permits are required), are to the Knowledge of Sellers adequate to service the Real Property as operated prior to Closing, and to permit compliance with all Property Laws and the present usage of the Real Property, and are connected to the Real Property by means of one or more public or private easements extending from the Real Property to one or more public streets, public rights-of-way or utility facilities except as are not material.

(i) To the Knowledge of Sellers, none of the Improvements encroaches on any land that is not included in the Real Property or on any easement affecting such Real Property, or violates any building lines or set-back lines, and there are no encroachments onto the Real Property, or any portion thereof, would interfere with the use or occupancy of such Real Property or the continued operation of Company’s business as currently conducted thereon.

(j) To the Knowledge of Sellers, Company has obtained all approvals, easements and rights-of-way (and all such items are currently in full force and effect) required from private parties for the present use and operation of the Real Property and to ensure free and unimpeded vehicular and pedestrian ingress to and egress from the Real Property as required to permit the present usage of the Real Property, except as would not be material to the use and operation of the parcel of the Real Property.  Each parcel of Real Property has direct vehicular and pedestrian access to a public street adjoining the Real Property, or has vehicular and pedestrian access to a public street via an insurable, permanent, irrevocable and appurtenant easement benefitting such parcel of Real Property, and such access is not dependent on any land or other real property interest that is not included in the Real Property. None of the Improvements or any portion thereof is dependent for its access, use or operation on any land, building, improvement or other real property interest that is not included in the Real Property.

(k) Neither the Company nor any Seller have committed or obligated itself in any manner whatsoever to sell the Owned Real Property, or any portion thereof, to any party other than in connection with the transactions contemplated hereby.

(l) Schedule 3.23(l) sets forth a description of all material Leasehold Improvements for each Leased Real Property.

(m) To the Knowledge of Sellers, all certificates of occupancy, permits, licenses, franchises, consents, approvals and authorizations (collectively, the ‘‘Real Property Permits’’) of all governmental authorities, boards of fire underwriters, associations, any quasi-governmental agency, or any other entity having jurisdiction over the Real Property that are required or appropriate to use or occupy the Real Property or operate the Company’s business as currently conducted thereon, have been issued and are in full force and effect. Schedule 3.23(m) of the Disclosure Schedule lists all material Real Property Permits held by the Company with respect to each parcel of Real Property, the loss of which would interrupt the normal operation of the Company’s business. Company has delivered to Purchaser a true and complete copy of all such material Real Property Permits. Neither Company nor any Seller has received any notice from any governmental authority or other entity having jurisdiction over the Real Property threatening a suspension, revocation, modification or cancellation of any Real Property Permit, and to the Knowledge of Sellers, there is no basis for the issuance of any such notice or the taking of any such action. With respect to such Real Property Permits: (i) they are transferable to Purchaser without the consent or approval of the issuing governmental authority or entity; (ii) no disclosure, filing or other action by Company or any of its Affiliates is required in connection with such transfer; and (iii) Purchaser shall not be required to assume any additional liabilities or obligations under the Real Property Permits as a result of such transfer.

(n) To the Knowledge of Sellers, the classification of each parcel of Real Property under applicable zoning laws, ordinances and regulations permits the use and occupancy of such parcel and the operation of Company’s business as currently conducted thereon, and permits the Improvements located thereon as currently constructed, used and occupied. There are sufficient parking spaces, loading docks and other facilities at such parcel to comply with such zoning laws, ordinances and regulations.  Company’s use or occupancy of the Real Property or any portion thereof or the operation of Company’s business as currently conducted thereon is not dependent on a ‘‘permitted non-conforming use’’ or ‘‘permitted non-conforming structure’’ or similar variance, exemption or approval from any governmental authority.

(o) The current use and occupancy of the Real Property and the operation of Company’s business as currently conducted thereon do not violate any easement, covenant, condition, restriction or similar provision in any instrument of record or other unrecorded agreement affecting such Real Property (the “Encumbrance Documents”). Neither Company nor any Seller has received any notice of violation of any Encumbrance Documents, and to the Knowledge of Sellers, there is no basis for the issuance of any such notice or the taking of any action for such violation.

(p) Each parcel of Owned Real Property is a separate lot for real estate tax and assessment purposes, and no other real property is included in such tax parcel. There are no Taxes, assessments, fees, charges or similar costs or expenses imposed by any governmental authority, association or other entity having jurisdiction over the Real Property (collectively, the “Real Estate Impositions”) with respect to any Real Property or portion thereof that are delinquent. The Title Commitments set forth all Real Estate Impositions that are due and payable with respect to such parcel. There is no pending or threatened increase or special assessment or reassessment of any Real Estate Impositions for such parcel.

(q) Except as set forth in Schedule 3.23(q), updated as of the Closing Date, of the Disclosure Schedule, none of the Real Property or any portion thereof is located in a flood hazard area (as defined by current Federal Emergency Management Agency rules or regulations).

(r) There is no amount due and payable from Seller to any architect, contractor, subcontractor, materialman, supplier, or other person or entity for work or labor performed for, or materials or supplies provided to, or in connection with, any Real Property or portion thereof which is delinquent. There is no work or labor being performed for, or materials or supplies being provided to, or in connection with, any Real Property or portion thereof, or to be performed or supplied prior to Closing, other than routine maintenance and repair work which costs and expenses through completion will not exceed Five Thousand Dollars ($5,000) which shall be paid in full prior to Closing.

(s) There are no pending property insurance claims with respect to any Real Property or any portion thereof. Neither Company nor any Seller have received any notice from any insurance company or any board of fire underwriters (or any entity exercising similar functions) with respect to any Real Property or any portion thereof: (i) requesting Company to perform any repairs, alterations, improvements, or other work for such Real Property which Seller have not completed in full; or (ii) notifying Seller of any defects or inadequacies in such Real Property which would materially adversely affect the insurability of the Real Property or the premiums for the insurance thereof.

3.24 Customer Warranties.  Each product, equipment and service sold or delivered by Company has been in material conformity with all applicable contractual commitments and all express and implied warranties, and Company has any no Liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any Liability) for replacement or repair thereof or other damages in connection therewith, subject only to the reserve for product warranty claims set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Company.  No product, equipment or services, sold or delivered by Company is subject to any guarantee, warranty, or other indemnity beyond the applicable standard terms and conditions of sale.  The Most Recent Balance Sheet reflects an adequate reserve for product, equipment, and services warranty claims. Schedule 3.24 includes copies of the standard terms and conditions of sale or lease for Company’s products and services (containing applicable guaranty, warranty, and indemnity provisions).

3.25 Sellers’ Capacity; Execution and Enforceability; No Breach. The following representations and warranties are expressly made by each Seller separately. The representations and warranties in this Section 3.25 are not intended to be, and shall not be interpreted to be, made jointly and severally.

(a) Each of the Sellers has full capacity to execute and deliver each Transaction Document to which it is a party and any and all instruments necessary or appropriate in order to fully effectuate the terms and conditions of each such Transaction Document and to perform and consummate the transactions contemplated hereby and thereby.

(b) Each of the Sellers’ execution, delivery and performance of each Transaction Document to which it is a party has been duly and validly authorized by all necessary action on the part of such Seller.  Each Transaction Document to which a Seller is a party has been duly and validly executed and delivered by such Seller and constitutes, or upon its execution and delivery will constitute, a valid and legally binding obligation of such Seller, enforceable against such Seller accordance with its terms and conditions.

(c) The execution, delivery and performance by each Seller of each Transaction Document to which it is a party, and the consummation of the transactions contemplated hereby and thereby, does not and will not: (i) result in the creation of any Encumbrance upon the Interests pursuant to; (ii) conflict with any provision or result in any breach or violation of; (iii) constitute (whether with or without the passage of time, the giving of notice or both) a default under; (iv) trigger any “change in control” or other similar provision contained in; or (v) give rise to any right of termination, cancellation, or acceleration under, in each case: (1) any Law to which such Seller is subject; or (2) any Contract to which such Seller is subject.  None of the Sellers are required to provide any notice to, or make any filing with, any Government Entity or any other Person, or obtain any Permit, in each case for the valid execution, delivery and performance by such Seller of the Transaction Documents to which it is a party.  Without limiting the generality of the foregoing, all necessary action by each trust which is a party hereto and each trustee required in connection with each such trust’s execution and delivery of this Agreement and the other Transaction Documents to which each such trust is a party has been taken, and the execution and delivery of this Agreement and such other Transaction Documents will not violate or otherwise conflict with (in each case, with or without notice or lapse of time or both) the respective trust agreement or other related trust documents.

3.26 Title to Interests.  The following representations and warranties are expressly made by each Seller separately. The representations and warranties in this Section 3.26 are not intended to be, and shall not be interpreted to be, made jointly and severally.

(a) As of immediately prior to the Closing, all of the Interests set forth across from such Sellers’ name on Schedule 3.2 were owned of record and beneficially by such Seller, and such Seller had good and marketable title to such Interests, free and clear of all Encumbrances.

(b) No Seller is a party to any option, warrant, purchase right, or other contract or commitment (other than this Agreement) that could require any Seller to sell, transfer, or otherwise dispose of any Interests of or in Company.

(c) No Seller is a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any Interests of Company.

3.27 Sellers’ Litigation.  The following representations and warranties are expressly made by each Seller separately. The representations and warranties in this Section 3.27 are not intended to be, and shall not be interpreted to be, made jointly and severally. There are no Proceedings, Orders, claims pending or to the Knowledge of Sellers threatened, against or affecting any Seller in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated by any of the Transaction Documents.

3.28 Product and Service Liability. Company has no Liability (and to the Knowledge of Sellers, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any Liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product, equipment or service sold, leased, or delivered by Company.

3.29 Computer and Technology Security. Company has taken all reasonable steps to safeguard the information technology systems utilized in the operation of the business of Company, including the implementation of procedures to ensure that such information technology systems are free from any disabling codes or instructions, timer, copy protection device, clock, counter or other limiting design or routing and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” or other software routines or hardware components that in each case permit unauthorized access or the unauthorized disablement or unauthorized erasure of data or other software by a third party, and to date there have been no successful unauthorized intrusions or breaches of the security of the information technology systems.

3.30 Customers.  Schedule 3.30 lists: (a) the 50 largest customers of Company (on a consolidated basis) for the 12-months ended December 31, 2010, and 9 months ended September 30, 2011, and sets forth opposite the name of each such customer the percentage of consolidated net sales attributable to such customer; and (b) the current customers that Company anticipates shall be among the 50 largest customers for such time periods.  No customer listed on Schedule 3.30 as a customer as of the date of this Agreement, has indicated that it shall stop, or decrease the rate of, buying materials, products or services from Company.

3.31 Data Privacy.  Company’s business has materially complied with and, as presently conducted, is in material compliance with, all Data Laws. Company has complied with, and are presently in compliance with, its policies applicable to data privacy, data security, and/or personal information.  Company has not experienced any incident in which personal information or other sensitive data was or may have been stolen or improperly accessed, and Company is not aware of any facts suggesting the likelihood of the foregoing, including without limitation, any breach of security or receipt of any notices or complaints from any Person regarding personal information or other data.

3.32 Adequate Disclosure.  None of: (a) the information provided in due diligence; (b) the information contained in the Schedules; or (c) the representations and warranties of Sellers contained in this Agreement contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they are or were made, not misleading.

ARTICLE IV
Representations and Warranties of Purchaser

As a material inducement to Sellers to enter into this Agreement and consummate the transactions contemplated hereby, the Purchaser represents and warrants to Sellers as follows:

4.1 Organization, Power and Authority.  Purchaser is duly organized, validly existing and in good standing under the Laws of the State of Minnesota.  Purchaser possesses full power and authority necessary to carry out the transactions contemplated by this Agreement.

4.2 Authorization; Execution and Enforceability; No Breach.

(a) Purchaser has full power and authority to execute and deliver each Transaction Document to which it is a party and any and all instruments necessary or appropriate in order to fully effectuate the terms and conditions of each such Transaction Document and to perform and consummate the transactions contemplated hereby and thereby.

(b) Purchaser’s execution, delivery and performance of each Transaction Document to which it is a party has been duly and validly authorized by all necessary action on the part of Purchaser.  Each Transaction Document to which Purchaser is a party has been duly and validly executed and delivered by Purchaser and constitutes, or upon its execution and delivery will constitute, a valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms and conditions.

(c) The execution, delivery and performance by Purchaser of each Transaction Document to which it is a party, and the consummation of the transactions contemplated hereby and thereby, does not and will not: (i) conflict with any provision or result in any breach or violation of; (ii) constitute (whether with or without the passage of time, the giving of notice or both) a default under; or (iii) give rise to any right of termination, cancellation, or acceleration under, in each case: (1) any Law applicable to Purchaser; (2) the Transaction Documents; (3) the articles of organization and by-laws of Purchaser; or (4) any other Contracts to which Purchaser is a party or by which any of its respective Assets are otherwise bound.

4.3 Brokerage.  There are and will be no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement to which Purchaser is a party or to which Purchaser is subject.

ARTICLE V
Indemnification

5.1 Survival.

(a) The representations and warranties contained in this Agreement or in any certificate or other writing delivered in connection with the Closing shall survive the Closing until the twelve (12) month anniversary of the Closing Date, except that: (i) the representations and warranties set forth in Section 3.18 (Employee Benefit Plans) shall survive until the seven (7) year anniversary of Closing Date; (ii) the representations and warranties set forth in Section 3.11 (Tax Matters) shall survive until 90 days following the date that the applicable statute of limitations has expired; and (iii) the representations and warranties set forth in Section 3.1 (Organization; Power; Authority; Good Standing), Section 3.2 (Capitalization), Section 3.3 (Subsidiaries), Section 3.4 (Authorization; Execution and Enforceability; No Breach), Section 3.6 (Absence of Undisclosed Liabilities; Obligations to Sellers), Section 3.10 (Assets), Section 3.15 (Brokerage), Section 3.17 (Labor Matters), Section 3.20 (Environmental and Safety Matters), Section 3.25 (Sellers Capacity; Execution and Enforceability; No Breach), Section 3.26 (Title to Interests) and Section 3.32 (Adequate Disclosure) shall survive indefinitely.  The foregoing representations referred to in clauses 5.1(a)(i) through (iii) are referred to as the “Fundamental Representations.”  The remaining representations not referred to in clauses 5.1(a)(i) through (iii) above shall be referred to as the “Non-Fundamental Representations”. All covenants shall survive until performed in full.

(b) Notwithstanding anything herein, any representation or warranty in respect of which indemnity may be sought under this Article V, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 5.1 if written notice of the inaccuracy or breach or potential inaccuracy or breach thereof giving rise to such right or potential right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time, and in any such case such representation or warranty shall survive until any claim for indemnity related to such inaccuracy or breach or potential inaccuracy or breach is resolved.

(c) The representations and warranties contained in this Agreement or in any certificate or other writing delivered in connection with this Agreement shall survive for the periods set forth in this Section 5.1 and shall in no event be affected by any investigation, inquiry or examination made for or on behalf of any party, or the knowledge of any party’s officers, governors, employees, representatives, consultants, agents, or advisors (collectively, “Representatives”) or the acceptance by any party of any certificate or opinion hereunder.

5.2 General Indemnification.

(a) Indemnification Obligations of Sellers.  Subject to the provisions of Section 5.2(c), Sellers shall, on a joint and several basis, indemnify and defend Purchaser and its respective Affiliates, and their respective members, partners, Representatives, successors and permitted assigns and Company (collectively, the “Purchaser Indemnified Parties”) and save and hold each of them harmless against and pay on behalf of or reimburse such Purchaser Indemnified Parties as and when incurred for any Losses which any such Purchaser Indemnified Party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of:

(i) any facts or circumstances which constitute a breach of any representation or warranty of any Seller under this Agreement, any other Transaction Document or in any certificate or other writing delivered in connection with the Closing;

(ii) any nonfulfillment or breach of any covenant, agreement or other provision by any Seller under this Agreement, any other Transaction Document or in any certificate or other writing delivered in connection with the Closing;

(iii) Pre-Closing Taxes (whether or not set forth on any Schedule, including, without limitation, Schedule 3.11), including any excess Tax payable over amounts accrued in Closing Working Capital, other Taxes specifically allocated pursuant to Section 1.5, and the related preparation costs and expenses of all Tax Returns related thereto;

(iv) the matters set forth on Schedule 3.14 and any matter which should have been but was not set forth on Schedule 3.14;

(v) any violation, prior to the Closing Date, by Company of the Wage, Hour and Immigration Laws;

(vi) any Tax or obligation resulting from the transfer of the Excluded Assets to Sellers or the termination of any transaction by Company with any affiliate of any Seller prior to Closing;

(vii) any Liability arising under Environmental and Safety Requirements and related to the operation of the business, events, circumstances, or actions or omissions by or on behalf of Seller or Company prior to Closing, or related to the Real Property as of the Closing or ownership or use of such property prior to Closing, including, without limitation, violations of Environmental and Safety Requirements prior to the Closing, the presence of Hazardous Substances as of the Closing, any pending environmental clean-up initiatives existing as of the Closing; or

(viii) any matters, facts, circumstances or consequences related to the matters described on or by Section 2 of Schedule 3.19 (relating to the 3650 – 3700 MHz band license), notwithstanding its disclosure as an exception to the representations and warranties contained in Section

3.19 above.

If and to the extent any provision of this Section 5.2(a) is unenforceable for any reason, each Seller on a joint and several basis, hereby agrees to make the maximum contribution to the payment and satisfaction of any Loss for which indemnification is provided under this Section 5.2(a) which is permissible under applicable Laws.  For the avoidance of doubt, the indemnification obligations set forth in Sections 5.2(a)(ii)-(vii) above shall not be affected by any disclosures made pursuant to the disclosure schedules.

(b) Indemnification Obligations of Purchaser.  Purchaser shall indemnify Sellers and their Affiliates (which shall not include Company) (collectively, the “Seller Indemnified Parties”) and save and hold each of them harmless against and pay on behalf of or reimburse such Seller Indemnified Parties as and when incurred for any Losses which any Seller Indemnified Party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of:

(i) any facts or circumstances which constitute a breach of any representation or warranty of Purchaser under this Agreement, any other Transaction Document to which Purchaser is a party or in any certificates or other writing delivered in connection with the Closing; or

(ii) any nonfulfillment or breach by Purchaser of any covenant, agreement or other provision under this Agreement, any other Transaction Document to which Purchaser is a party or in any certificate or other writing delivered in connection with the Closing.  If and to the extent any provision of this Section 5.2(b) is unenforceable for any reason, Purchaser hereby agrees to make the maximum contribution to the payment and satisfaction of any Loss for which indemnification is provided under this Section 5.2(b) which is permissible under applicable Laws.

(c) Limitation on Indemnification.

(i) Except as set forth in Section 5.2(c)(iii), the total amount Sellers shall be required to pay in indemnification shall be equal to the fifty percent (50%) of the Purchase Price.

(ii) Notwithstanding anything to the contrary in this Article V, Sellers shall not be required to indemnify the Purchaser Indemnified Parties in respect of any Losses for which indemnity is solely claimed under Section 5.2(a)(i), unless and until the aggregate of all such Losses exceeds One Hundred Thousand Dollars ($100,000) (the “Threshold”); provided, that if the aggregate of such Losses claimed exceeds the Threshold then Sellers shall be obligated to indemnify the Purchaser Indemnified Parties for those Losses in excess of One Hundred Thousand Dollars ($100,000) (the “Deductible”).

(iii) Notwithstanding anything to the contrary in this Article V, the Deductible and Threshold and Sellers indemnification obligations shall be unlimited with respect to: (i) any Losses relating to breaches of the Fundamental Representations; (ii) any claims under Section 5.2(a) other than Section 5.2(a)(i); and (iii) any facts or circumstances which constitute fraud, or intentional breach or omission with respect to any representation or warranty of any Seller.

(iv) Notwithstanding anything to the contrary in this Article V, no indemnification shall be due for any item which is accounted for an adjustment to Working Capital.

(v) Notwithstanding anything to the contrary in this Article V, no indemnification shall be due for any Loss which is covered by (1) an applicable third-party warranty or (2) a policy of insurance in favor of Company, if in the case of both (c)(v)(1) and (c)(v)(2), such Loss is paid for the benefit of Purchaser by such insurance company or warranty provider without dispute or condition, provided that any insurance deductible or cost of obtaining warranty service paid in respect of such Losses shall be included in the Threshold and Deductible calculations contemplated by Section 5.2(c)(ii).  Provided that if Sellers pay an indemnity claim prior to expiration to the 1 year time period specified in the Escrow Agreement, and within the time period covered by a policy on insurance or an applicable third party warranty, and the insurer or warranty provider has disputed payment of such claim, then Purchaser shall assign such claim to Sellers and reasonably cooperate with Sellers in the event Sellers proceed against such insurer or warranty provider for reimbursement of such claim paid by Sellers.

(d) Manner of Calculation.  For the purposes of determining the amount of any Loss related to a breach of any representation or warranty, the amount of the Loss shall be determined without regard to any applicable materiality or knowledge qualification (including terms such as “material” and “Material Adverse Effect”) set forth therein.

(e) Manner of Payment.  Except as set forth in Section 5.2(c)(iii), any indemnification of the Purchaser Indemnified Parties pursuant to this Section 5.2, may at Purchaser’s election, be effected by deduction from the Escrow Amount, as set forth herein. Sellers shall be jointly and severally liable for any amount in excess of the Escrow Amount.

(f) Third Party Claims.  If a Proceeding is initiated, or claim is made, by any Third Party against any Person entitled to seek indemnification under this Article V (an “Indemnified Party”), and if such Indemnified Party intends to seek indemnification with respect thereto under this Article V, such Indemnified Party shall promptly, and prior to any settlement or resolution of such proceeding, after receipt of written notice of such Proceeding, provide written notice of such Proceeding to the party or parties from whom the Indemnified Party intends to seek indemnification from (the “Responsible Party”), which notice shall describe such Proceeding in reasonable detail and the amount thereof (if known and quantifiable), provided that the failure to so notify a Responsible Party shall not relieve such Responsible Party of its obligations hereunder unless and to the extent the Responsible Party shall be actually and materially prejudiced by such failure to so notify.  A Responsible Party shall be entitled to participate in the defense of such Proceeding giving rise to an Indemnified Party’s claim for indemnification at such Responsible Party’s expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing a reputable counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense within thirty (30) days of its receipt of notice of the Proceeding, provided that prior to the Responsible Party assuming control of such defense, it shall: (a) demonstrate to the Indemnified Party in writing such Responsible Party’s financial ability to provide full indemnification to the Indemnified Party with respect to such Proceeding (including the ability to post any bond required by the court or adjudicative body before which such Proceeding is taking place), and (b) agree in writing to be fully responsible for all Losses relating to such Proceeding, provided, further, that:

(i) the Indemnified Party shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose;

(ii) the Responsible Party shall not be entitled to assume control of such defense if (A) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (B) the Indemnified Party reasonably believes an adverse determination with respect to the Proceeding giving rise to such claim for indemnification would be materially detrimental to or materially injure the Indemnified Party’s reputation or future business prospects, (C) such claim seeks an injunction or equitable relief against the Indemnified Party, (D) a conflict of interest exists between the Responsible Party and the Indemnified Party, or (E) the Responsible Party failed or is failing to vigorously prosecute or defend such claim; and

(iii) if the Responsible Party shall control the defense of any such claim, the Responsible Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of a Proceeding or ceasing to defend such Proceeding if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnified Party or if such settlement does not expressly and unconditionally release the Indemnified Party from all Liabilities and obligations with respect to such claim.

(g) Waiver.  Effective upon the Closing, each Seller hereby unconditionally and irrevocably acquits, remises, discharges and forever releases Company and all of it employees from any and all Liabilities, including those arising under any Law, Contract, arrangement, commitment or undertaking, whether written or oral, to the extent arising on or prior to the Closing or otherwise related to the transactions contemplated hereby.

(h) Adjustment Treatment.  All indemnification payments made pursuant to this Article V shall be treated as adjustments to the Purchase Price.

(i) Other Indemnification Provisions.  The foregoing indemnification provisions are in addition to, and not in derogation of, any statutory, equitable, or common law remedy (including without limitation any such remedy arising under Environmental and Safety Requirements) any Party may have with respect to Company, its Subsidiaries, or the transactions contemplated by this Agreement, provided however, Purchaser’s sole remedy for Sellers’ breach of any Non-Fundamental Representations shall be the indemnification provisions of this Article V, except where Seller’s breach involves fraud, intentional breach or intentional omission with respect to any representation or warranty of any Seller.

ARTICLE VI
Pre-Closing Covenants

The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing:

6.1 General.  Each of the Parties will use his, her, or its reasonable best efforts to take all actions and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement, including their obligations under Sections 2.1, 2.2, and satisfaction, but not waiver, of the Closing conditions set forth in Article VIII below.

6.2 Notices, Consents, and Permits. Sellers will cause Company to give any notices to third parties, and will cause Company to use its reasonable best efforts to obtain the Consents.  Each of the parties will (and Sellers will cause Company to) give any notices to, make any filings with, and use its reasonable best efforts to obtain any Permits and Consents to consummate the transactions contemplated hereby.  Within ten (10) business days (as defined by the FCC) following the execution of this Agreement, Sellers shall cause the Company to, and Purchaser shall if applicable, file or cause to be filed with the appropriate Governmental Entity, all necessary applications for consents or Permits contemplated by this Agreement, provided however, that a failure by a party to file within such ten (10) business day period shall not constitute a breach of this Agreement provided that: (i) such failing party is using timely and  commercially reasonable efforts to fulfill its obligations of this Section 6.2 as promptly as possible, and (ii) as the filing is made not later than 20 business days (as defined by the FCC) after execution of this Agreement.  Notwithstanding the foregoing, the Parties shall endeavor to file any such transactional applications with respect to any Permits that might be acquired or come into being subsequent to the execution of this Agreement as soon thereafter as possible.  Sellers and Buyer shall furnish to each other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation, filing and prosecution of any required transactional application.

6.3 Operation of Business. Other than approved capital expenditures as allowed under Section 6.11, Sellers will not cause or permit Company to engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing, Sellers will not cause or permit Company to: (a) declare, set aside, or pay any dividend or make any distribution with respect to its Interests, unless the same can be accomplished without preventing Sellers and the Company from performing their obligations under this Section 6.3, Section 6.4, or 6.11 of this Agreement, or redeem, purchase, or otherwise acquire any of its Interests; (b) otherwise engage in any practice, take any action, or enter into any transaction of the sort described in Section 3.9 above; (c) hire any new employees, agents or contractors; or (d) enter into any operating lease in excess of Five Thousand Dollars ($5,000) individually, or Twenty Thousand Dollars ($20,000) in the aggregate, without Purchaser’s prior written consent.

6.4 Preservation of Business. Sellers will cause Company to keep its business and properties substantially intact, including its present operations, physical facilities, working conditions, insurance policies, and relationships with lessors, licensors, suppliers, customers, and employees.  Seller will during the period between the execution of this Agreement and the Closing: (a) diligently continue to serve the business in the same manner as prior to the date hereof; (b) take no action that would be likely to have a Material Adverse Effect on the business; (c) use its commercially reasonable best efforts to preserve the present customers, business reputation, contracts with suppliers, and licenses related to the business; and (d) not undertake, without the consent of Purchaser, any action with respect to the business or not in the ordinary course of business contemplated by this Agreement. Provided, however, that any destruction of Assets or Real Property shall be subject to the provisions of Section 6.8.

6.5 Full Access. Each of Sellers will permit, and Sellers will cause Company to permit, representatives of Purchaser (including legal counsel and accountants) to have full access at all reasonable times, to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to Company.

6.6 Notice of Developments. Sellers will give prompt written notice to Purchaser of any material adverse development causing a breach of any of the representations and warranties contained herein. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of his, her, or its own representations and warranties contained herein. No disclosure by any Party pursuant to this Section 6.6 however, shall be deemed to amend or supplement any Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

6.7 Exclusivity. None of Sellers will (and Sellers will not cause or permit Company to) (i) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any Interest or other voting securities, or any substantial portion of the assets, of Company (including any acquisition structured as a merger, consolidation, or membership interest exchange) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. None of Sellers will vote their Company Interests in favor of any such acquisition. Sellers will notify Purchaser immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

6.8 Maintenance of Assets and Real Property. Sellers will cause Company to maintain the Assets and Real Property, including all Improvements, in substantially the same condition as existed on the date of this Agreement, ordinary wear and tear excepted, and shall not demolish or remove any of the existing Improvements, or erect new improvements on the Real Property or any portion thereof, without the prior written consent of Purchaser.

6.9 Leases. Sellers will not cause or permit any of Company’s Leases to be amended, modified, extended, renewed or terminated, nor shall Company enter into any new lease, sublease, license or other agreement for the use or occupancy of any Real Property, without the prior written consent of Purchaser.

6.10 Tax Matters. Without the prior written consent of Purchaser, neither Company nor Sellers shall make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Company, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of Company for any period ending after the Closing Date or decreasing any Tax attribute of Company existing on the Closing Date.

6.11 Capital Expenditures.

(a) Approved / Budgeted Capital Expenditures.  Sellers shall not permit Company to incur any capital expenditures in excess of: (i) the approved capital expenditures plan set forth on Schedule 6.11; or (ii) Twenty thousand Dollars ($20,000), without the Purchaser’s prior written consent.  In addition:

(1) Year 2011.  Sellers certify to, and covenant with, Purchaser that Company has made capital expenditures in the amount of $2,167,340 in the year 2011 as of October 31, 2011.  Sellers shall cause the Company to make and pay, or accrue on its Financial Statements in accordance with GAAP, for capital expenditures in the amount of $2,745,740 prior to December 31, 2011, for the projects specified on, and in accordance with, Schedule 6.11.  Purchaser approves of Company capital expenditures in the year 2011 for an additional $459,235 for the specific projects specified in Section B of Schedule 6.11 (the “Additional 2011 CapX Projects”), and agrees to pay up to $459,235 (to the extent made and spent by Company) as an upward adjustment to Purchase Price at Closing (the “Additional 2011 CapX Sum”), provided that: (i) such capital expenditures were for the Additional 2011 CapX Projects; (ii) work orders for such Additional 2011 CapX Projects were first initiated during the time period commencing October 1, 2011 and ending December 31, 2011; and (iii) the Company has actually made the additional capital expenditures for the Additional 2011 CapX Projects of up to $459,235 prior to Closing and provided Purchaser with written receipts or evidence thereof reasonably acceptable to Purchaser.  Notwithstanding the prior sentence, to the extent that Company fails to make capital expenditures totaling at least $3,203,975 for the year 2011, then the Additional 2011 CapX Sum payable by Purchaser shall be reduced by the difference between: (A) $3,203,975, and (B) the total capital expenditures actually made by Company in 2011.  For the avoidance of doubt, unless Purchaser has specifically agreed to do so in writing pursuant to Section 6.11(b) below, Purchaser shall not pay any of Company’s 2011 capital expenditures in excess of $3,203,975.

(2) Year 2012.  Prior to Closing, Sellers shall cause the Company to:

    (i) make and pay for at least: (A) 85% of the capital expenditures set forth on Schedule 6.11 for the month of January, 2012; (B) if the Closing  does not occur on or before February 1, 2012, 85% of the capital expenditures set forth on Schedule 6.11 for the month of February, 2012; (C) if the Closing  does not occur on or before March 1, 2012, 85% of the capital expenditures set forth on Schedule 6.11 for the month of March, 2012; and (D) if the Closing does not occur on or before April 1, 2012, 65% of the capital expenditures set forth on Schedule 6.11 during the month of April 2012;

(ii) immediately prior to Closing, accrue on its Financial Statements in accordance with GAAP, for all equipment, materials, labor and similar capital expenditure items that have been committed, ordered, or delivered, but not paid for as of Closing; and

(iii) if the payment and/or accrual of the Company’s capital expenditures cannot be completed prior to Closing, then Purchaser shall complete and prepare the accrual of such capital expenditures on the Company’s Financial Statements in accordance with GAAP, within 15 days after the Closing, and make an adjusting entry to decrease the Closing Working Capital.

The total of (i), (ii), and (iii) above is the “Closing 2012 CapX”.  If Closing 2012 CapX calculated as of the Closing or within 15 days of the Closing, is less than the capital expenditures required to be made according to the first sentence of this Section 6.11(a)(2), then: (A) in the case of parts (i) and (ii) above, the Purchase Price shall be adjusted down at Closing by the difference between: (A) the Closing 2012 CapX, and (b) the capital expenditures required to be made by Schedule 6.11; and (B) in the case of part (iii) above, the Purchase Price shall be adjusted down pursuant to a deduction by Purchaser from the Working Capital Escrow Amount established pursuant to Section 1.4 hereof.

(b) Additional Capital Expenditures. In furtherance of the Company’s business, Purchaser and Sellers agree that certain capital expenditure projects and expenses that are not included on Schedule 6.11 may be: (i) important to the ongoing operations of the Company’s business; and (ii) approved by Purchaser in advance and in writing, in which case, such projects and expenditure of Company funds are approved, and Purchaser shall pay for such approved expenditures pursuant to Section 6.11(c) below.  Sellers shall: (iii) cause the Company to make the additional capital expenditures approved by Purchaser pursuant to this Section 6.11(b) prior to Closing, and (iv) provide Purchaser with written receipts or evidence thereof reasonably acceptable to Purchaser (such additional capital expenditures made as documented by supporting evidence, is the “Adjusted CapX”).

(c) Purchase Price Adjustment. The parties agree that the additional capital expenditures specified in Section 6.11(b) made by the Company prior to Closing will add long-term capital assets, revenue, and other value to the Company, to the benefit of Purchaser, but will have the effect of reducing the available cash and/or increasing the indebtedness of the Company, thereby reducing the  value of the Company to Sellers. To compensate Sellers for this result, Purchaser agrees that the Purchase Price will be adjusted upwards in an amount equal to the Adjusted CapX, conditioned upon compliance with Section 6.11(b) above.  Such amount will be paid to Sellers at Closing by Purchaser as an adjustment to the Purchase Price pursuant to Article I.

6.12 Title Insurance and Surveys.  Sellers will cause Company to use its best efforts to assist Purchaser in obtaining the Title Commitments, Title Policies and Surveys in form and substance as set forth in Section 8.1 of this Agreement, within the time periods set forth therein, including removing from title any Liens or encumbrances that are not Permitted Encumbrances. Sellers shall provide the Title Company with any affidavits, indemnities, memoranda or other assurances requested by the Title Company to issue the Title Policies.

6.13 Confidentiality. The Mutual Non-Disclosure Agreement dated May 27, 2011 between the parties will remain in full force and effect following the signing of this Agreement and prior to Closing.

ARTICLE VII
Post-Closing Covenants

Each of the parties hereto agrees as follows with respect to the period following the Closing.

7.1 General.  In case at any time from and after the Closing any further action is necessary to carry out the purposes of this Agreement and the transactions contemplated hereby, each of the parties will take such further action (including, without limitation, the execution and delivery of such further instruments and documents) as any other party may reasonably request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefore pursuant to Article V).  Sellers acknowledge and agree that, from and after the Closing, Company will be entitled to possession of all documents, books, records (including tax records), Contracts, and financial data of any sort relating to Company.

7.2 Confidentiality.  Each of the Sellers shall (and shall cause its Representatives to) treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Purchaser or destroy, at the request and option of Purchaser, all tangible embodiments (and all copies) of the Confidential Information which are in Sellers’ possession.  In the event that any Seller (or any Representative of such Seller) is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such Seller shall notify Purchaser promptly in writing of the request or requirement so that Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 7.2.  If, in the absence of a protective order or the receipt of a waiver hereunder, any Seller (or any Representative of Seller) is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, such Seller (or Representative of such Seller) may disclose the Confidential Information to such tribunal; provided, however, that such Seller (or Representative of such Seller) shall: (a) use his or her commercially reasonable efforts to obtain, at the reasonable request of Purchaser, a protective order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Purchaser shall designate; and (b) disclose only such portion of the Confidential Information as is strictly required.

7.3 Non-Competition; Non-Solicitation.

(a) For a period of four (4) years from and after the Closing Date, no Seller or such Seller’s Affiliates shall directly or indirectly, own, operate, lease, manage, control, engage in, invest in, permit its name to be used by, act as consultant or advisor to, render services for (alone or in association with any person, firm, corporate or other business organization) or otherwise assist in any manner any Person any business that competes with any businesses of Company as conducted as of the Closing Date or at anytime within the one year period immediately preceding Closing, anywhere in the following counties: Cass County, North Dakota and Clay County, Minnesota. Provided however, that nothing in this Section 7.3(a) shall prohibit:

(i) any Seller or Seller Affiliate from being a beneficial owner of less than two percent (2%) of the outstanding stock of any publicly-traded corporation;

(ii) North Dakota Telephone Company (“NDTC”), United Telephone Mutual Aid Corporation (UTM”), or Dakota Central Telecommunications Cooperative (“DCTC”) from being a beneficial owner of less than Seven and Twenty Seven Hundredths percent (7.27%) of the outstanding stock or equity ownership interest in Dakota Carrier Network (“DCN”), except for an equity / ownership interest increase as a result of equity allocations, the redemption of other equity holders of DCN, or purchases from other members of DCN, but in no event shall NDTC, UTM or DCTC have an equity ownership interest in DCN greater than ten percent (10%);

(iii) DCTC or UTM from being the beneficial owner of an outstanding equity ownership interest in Red River Cellular, Inc., provided however that in no event shall the total ownership of DCTC and UTM (whether alone or combined) in Red River Cellular, Inc. exceed a forty-nine percent (49%) equity ownership interest;

(iv) providing to any person or entity, irrespective of whether such person or entity competes with the Company, any services it makes generally available to: (1) members or classes of members of such Seller, or (2) the general public;

(v) allowing any person or entity, irrespective of whether such person or entity competes with the Company, to be a member in any of the Sellers and to exercise the rights generally available to it as a member;

(vi) Cass County Electric Cooperative (“CCEC”) from entering into any agreement in the ordinary course of business with any person or entity, irrespective of whether such person or entity competes with the Company, allowing or pertaining to the use of poles or easements for the installation of equipment or other facilities or for cost-sharing and/or the joint use of any trench, conduit or other facility used for installing wires or cables, provided the same are on arms-length, competitive terms and conditions;

(vii) Should the Amended Lease between the Company and CCEC be terminated before the end of the four year period referenced in this subpart (a), CCEC may notwithstanding the restrictions of this subpart (a), lease all or any portion of the building located at 3312 42nd St. SW, Fargo, ND to any party, including enterprises which compete with the business of the Company;

(viii) any Seller or Seller Affiliate from having, extending or entering into any new telecommunications tower lease/agreement in the ordinary course of business, with any person or entity, irrespective of whether such person or entity competes with the Company, for the shared use of any communications tower and facilities ancillary thereto existing as of the date of this Agreement, provided such tower lease is pursuant to arms-length, competitive terms and conditions; or

(ix) using any service provided by competitors of the Company on terms and conditions generally available to the general public.

(b) For a period of four (4) years from and after the Closing Date, no Seller or such Seller’s Affiliates shall directly or indirectly: (i) call upon, induce or attempt to call upon or induce any employee of Purchaser, Company, or Purchaser’s’ respective Subsidiaries, or any of their respective Affiliates to leave the employ of Purchaser, Company or any of their respective Affiliates, or in any way interfere with the relationship between Purchaser, Company, or Purchaser’s or Company’s respective Subsidiaries, or any of their respective Affiliates and any employee thereof; (ii) hire or attempt to hire any person who was an employee of Purchaser, Company, or Purchaser’s or Company’s  respective Subsidiaries, or any of their respective Affiliates on the Closing Date, provided that the foregoing restriction in this subparagraph (ii) shall not apply to former employees of Purchaser, Company or Purchaser’s or Company’s respective Subsidiaries or any of their respective Affiliates whose employment was terminated by Purchaser, Company or Purchaser’s or Company’s respective Subsidiaries, or their respective Affiliates and whose proposed employment by Sellers is not in contravention of the obligations set forth herein; or (iii) call upon, induce or attempt to call upon or induce any customer, supplier, licensee, licensor, franchisee or other business relation of Company or any of its Affiliates to cease doing business with Company or any of its Affiliates, or in any way interfere with the relationship between any such customer, supplier, licensee, licensor, franchisee or business relation and Company or any of its Affiliates (including, without limitation, making any negative statements or communications about the Company or any of its Affiliates).

(c) The parties hereto agree that Purchaser, Company and each of their respective Affiliates or their respective successors and assigns would suffer irreparable harm from a breach of this Section 7.3 by any Seller and that money damages would not be an adequate remedy for any such breach.  Therefore, in the event a breach or threatened breach of this Section 7.3, Purchaser, Company and each of their respective Affiliates or their respective successors and assigns, in addition to other rights and remedies existing in their favor, shall be entitled to specific performance and/or injunctive or other equitable relief from a court of competent jurisdiction in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security and at the expense of the breaching Seller, including reasonable attorneys’ fees and expenses).

(d) If the final judgment of a court of competent jurisdiction declares any term or provision of this Section 7.3 to be invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified to cover the maximum, duration, scope or area permitted by Law.  In addition, in the event of a breach or violation by any Seller of this Section 7.3, the four (4) year period described in clauses (a) and (b) above shall be tolled with respect to such Seller until such breach or violation has been duly cured. Each Seller agrees that the restrictions contained in this Section 7.3 are reasonable.

(e) The parties hereto agree that, for purposes of this Section 7.3, Polar Communications shall not be subject in any way to the provisions of this Section 7.3.

7.4 Taxes.

(a) Returns.  Except to the extent otherwise required by law, such Company Returns shall be prepared on a basis consistent with the past practices of Company.  Seller shall prepare, or cause to be prepared, and shall file, or cause to be filed, all Tax Returns of Company required to be filed for the period commencing January 1, 2011 through the Closing Date and shall provide Purchaser with a copy of such Tax Returns within fifteen (15) days prior to filing of such Tax Returns for its review and written approval. Finally, Purchaser shall prepare, or cause to be prepared, and shall file, or cause to be filed, all Tax Returns of Company required to be filed after the Closing Date except as set forth above. For purposes of the Company Returns, income shall be allocated as set forth in the definition of Pre-Closing Taxes and the parties agree to cooperate in making any election required for the purposes of using such allocation method.  Sellers shall cooperate in all Tax Returns to be filed by Purchaser hereunder.

(b) Indemnification.  Each Seller shall jointly and severally indemnify Company, Purchaser, and each Purchaser Affiliate and hold them harmless from and against any loss, claim,

liability, expense, or other damage attributable to (i) all Pre-Closing Taxes (or the non-payment thereof) of Company, (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (iii) any and all Taxes of any person (other than Company) imposed on Company as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing, provided, however, that in the case of clauses (i), (ii), and (iii) above, Sellers shall be liable only to the extent that such Taxes exceed the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the Financial Statements (rather than in any notes thereto). Sellers shall reimburse Purchaser for any Taxes of Company that are the responsibility of Sellers pursuant to this Section 7.4(b) within fifteen (15) business days after payment of such Taxes by Purchaser or Company.

(c) Allocation.  Purchaser, Company and Sellers agree that the Purchase Price and the liabilities of Company (plus other relevant items) will be allocated to the assets of Company for Tax purposes as shown on Schedule 7.4(c) which shall be attached hereto on the Closing Date.  After signing this Agreement, but before Closing, Purchaser shall arrange for a valuation of the Company to be performed by an independent valuation firm, and Purchaser and Sellers agree to use the valuation and price allocation as reported by the independent valuation firm.  Purchaser agrees to provide a copy of the valuation report to Sellers upon receipt.  Company and Sellers will file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation.

(d) Cooperation.  Purchaser, Company and Sellers shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to Section 7.4 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Company and Sellers agree: (i) to retain all books and records with respect to Tax matters pertinent to Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Sellers, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, (ii) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, Company or Sellers, as the case may be, shall allow the other Party to take possession of such books and records; (iii) upon request, to use their best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby); (iv) upon request, to provide the other Party with all information that either Party may be required to report pursuant to Code §6043, or Code §6043A, or Treasury Regulations promulgated thereunder.

(e) Tax-Sharing Agreements. All tax-sharing agreements or similar agreements with respect to or involving Company shall be terminated as of the Closing Date and, after the Closing Date, Company shall not be bound thereby or have any liability thereunder.

(f) Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by Sellers when due, and Sellers will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law, Purchaser will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

7.5 Consents.  If Purchaser so requests, Sellers shall cause Company’s independent accountant or auditor to consent, at Purchaser’s reasonable cost and expense, to the inclusion of Company’s financial statements and all reports prepared by such accountant or auditor in connection therewith in documents and reports prepared by Purchaser or its Affiliates post-Closing, certain of the same may be filed with the Securities and Exchange Commission or other regulatory bodies or agencies.

7.6 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with: (a) any transaction contemplated under this Agreement; or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving Company, each of the other Parties will cooperate with him, her, or it and his, her, or its counsel in the contest or defense, make available his, her, or its personnel, and provide such testimony and access to his, her, or its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification pursuant to this Agreement.

7.7 Transition. None of Sellers will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of Company from maintaining the same business relationships with Company after the Closing as it maintained with Company prior to the Closing. Each of Sellers will refer all customer inquiries relating to the business of Company to Purchaser from and after the Closing.

ARTICLE VIII
Conditions to Obligations to Close

8.1 Conditions to Purchaser’s Obligation. Purchaser’s obligation to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) the representations and warranties set forth in Article III shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date;

(b) Sellers shall have performed and complied with all of their covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect” in which case Sellers shall have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing;

(c) no action, suit, or proceeding shall be pending or threatened before (or that could come before) any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before (or that could come before) any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would: (i) prevent consummation of any of the transactions contemplated by this Agreement; (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation; (iii) adversely affect the right of Purchaser to own the Company Interests and to control Company; or (iv) adversely affect the right of Company to own its assets and to operate its business (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(d) Sellers shall have delivered to Purchaser a certificate to the effect that each of the conditions specified above in Section 8.1(a) – (c) above are satisfied in all respects;

(e) Purchaser shall have received each of the items specified in Section 2.1 above;

(f) all actions to be taken by Sellers in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to Purchaser;

(g) no damage or destruction or other change has occurred with respect to any of the Assets or Real Property or any portion thereof that, individually or in the aggregate, would materially impair the use or occupancy of the Real Property or the operation of Company’s business;

(h) As of Closing Date, all of the Company’s Assets, business and the Interests shall be free and clear of all liens, liabilities and encumbrances, subject to such liens, liabilities and encumbrances being satisfied on the Closing Date out of the Purchase Price;

(i) All Permits necessary or desirable for the consummation of the transactions contemplated hereby and Purchaser’s operation of the Assets and Company’s business following the Closing shall have been obtained and be in effect as of the Closing Date;

(j) Purchaser shall be satisfied with its due diligence of the Company and its Assets;

(k) Purchaser shall have obtained, no later than 10 days prior to the Closing Date, a commitment for an ALTA Owner’s Title Insurance Policy 2006 Form or other form of policy acceptable to Purchaser for each parcel of Owned Real Property, issued by a title insurance company satisfactory to Purchaser (the “Title Company”), together with a copy of all documents referenced therein (the “Title Commitments”);

(l) At Closing, Purchaser shall have obtained title insurance policies from the Title Company (which may be in the form of a mark-up of a pro forma of the Title Commitments) in accordance with the Title Commitments, insuring each of Company’s fee simple title to each Owned Real Property, as of the Closing Date (including all recorded appurtenant easements, insured as separate legal parcels), with gap coverage from Company through the date of recording, subject only to Permitted Encumbrances, in such amount as Purchaser reasonably determines to be the value of the Owned Real Property insured thereunder and which shall include the endorsements identified herein (the “Title Policies”).  The Title Policies shall have the creditor’s rights exception deleted, and shall include the following endorsements (to the extent available in the applicable jurisdiction, but regardless of whether any additional amount is charged for such endorsement), in form and substance reasonably acceptable to Purchaser: (i) extended coverage endorsement (insuring over the general or standard exceptions); (ii) ALTA Form 3.1 zoning endorsement (with parking and loading docks), or if unavailable in the applicable jurisdiction, a satisfactory zoning letter from the local zoning authorities; (iii) a survey accuracy endorsement (insuring that the Owned Real Property described therein is the real property shown on the Survey (as defined below) delivered with respect thereto and that such Survey is an accurate survey thereof); (iv) access endorsement (insuring that the Owned Real Property described therein is adjacent to a public street and has direct and unencumbered pedestrian and vehicular access to such public street); (v) ALTA Form 9 owner’s comprehensive endorsement; (vi) tax parcel number endorsement (insuring that the tax parcel number in the endorsement includes all of the Owned Real Property insured thereunder and no other real property); (vii) if the Owned Real Property insured therein consists of one or more adjacent parcels, a contiguity endorsement (insuring that all of such parcels are contiguous to one another without any gaps or gores); (viii) non-imputation endorsement (to the effect that title defects known to the employees, officers, directors, and stockholders of Company and its Affiliates prior to the Closing shall not be deemed to be “facts known to the insured”); and (ix) such other endorsements as reasonably requested by Purchaser.  Sellers shall pay all fees, costs and expenses with respect to the Title Commitments and Title Policies; and

(m) Purchaser shall have obtained, no later than 10 days prior to the Closing Date, a survey for each parcel of Owned Real Property, dated no earlier than the date of this Agreement, prepared by a licensed surveyor in the jurisdiction where the real property is located, satisfactory to Purchaser, and conforming to 2005 ALTA/ACSM Minimum Detail Requirements for Land Title Surveys, including Table A Items Nos. 1, 2, 3, 4, 6, 7(a), 7(b)(1), 7(c), 8, 9, 10, 11(b), 13, 14, 15, and 16, and such other standards as the Title Company and Purchaser require as a condition to the removal of any survey exceptions from the Title Policies, and certified to Purchaser, Purchaser’s lender, and the Title Company, in a form and with a certification satisfactory to each of such parties (the “Surveys”).  The Surveys shall state that there are not any encroachments from or onto any of the Owned Real Property or any portion thereof or any other survey defect that has not been cured or insured over to Purchaser’s reasonable satisfaction prior to the Closing.  Sellers shall have paid or committed to pay all fees, costs and expenses with respect to the Surveys.

(n) Company shall have: (i) terminated on or before the Closing, the Restrictive Endorsement Bonus Agreement dated February 23, 2011 in favor of Robert Johnson, without tax effect to Purchaser or Company, and shall have provided Purchaser with evidence, reasonably satisfactory to Purchaser, of the same; and (ii) paid any and all severance payment owed, or agreed to be paid, to Robert Johnson.

(o) Sellers shall have terminated on or before the Closing, the Company’s Member Control Agreement dated October 31, 1998, and shall have provided Purchaser with evidence, reasonably satisfactory to Purchaser, of the same.

(p) Purchaser shall have received an Executive Retention Agreement in form and substance satisfactory to Purchaser, signed by Robert Johnson.

Purchaser may waive any condition specified in this Section 8.1 if it executes a writing so stating at or prior to the Closing, provided however, that such waiver would not result in a violation of any Laws.

8.2 Conditions to Sellers’ Obligation. The obligation of Sellers to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:

(a) the representations and warranties set forth in Article IV above shall be true and correct in all material respects at and as of the Closing Date, the except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” in which case such representations and warranties (as so written, including the term

“material” or “Material”) shall be true and correct in all respects at and as of the Closing Date; and

(b) Purchaser shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect” in which case Purchaser shall have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing; and

(c) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would: (i) prevent consummation of any of the transactions contemplated by this Agreement; or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect); and

(d) Purchaser shall have delivered to Sellers a certificate to the effect that each of the conditions specified above in Section 8.2 (a) – (c) is satisfied in all respects.

Sellers may waive any condition specified in this Section 8.2 if they execute a writing so stating at or prior to the Closing, provided however, that such waiver would not result in a violation of any Laws.

ARTICLE IX
Termination

9.1 Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:

(a) Purchaser and Sellers may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b) Purchaser may terminate this Agreement at any time prior to Closing by giving written notice to Sellers as follows: (i) if Purchaser shall not have received, on terms reasonably satisfactory to Purchaser, any necessary or desirable Permits (unless the failure results primarily from Purchaser itself breaching any representation, warranty, or obligation, or covenant contained in this Agreement); (ii) in the event any Seller has breached any representation, warranty, or covenant contained in this Agreement in any material respect, Purchaser has notified Sellers in writing of the breach, and the breach has continued without cure for a period of twenty (20) days after the notice of breach; or (iii) if the Closing shall not have occurred on or before May 1, 2012, by reason of the failure of any condition precedent under Section 8.1 hereof (unless the failure results primarily from Purchaser itself breaching any representation, warranty, or obligation, or covenant contained in this Agreement);

(c) Sellers may terminate this Agreement by giving written notice to Purchaser at any time prior to the Closing: (i) in the event Purchaser has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, any Seller has notified Purchaser in writing of the breach, and the breach has continued without cure for a period of twenty (20) days after the notice of breach; or (ii) if the Closing shall not have occurred on or before May 1, 2012, by reason of the failure of any condition precedent under Section 8.2 hereof (unless the failure results primarily from any Seller breaching any representation, warranty, or obligation, or covenant contained in this Agreement).

9.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 9.1 above, all rights and obligations of the Parties hereunder shall terminate without any Liability of any Party to any other Party, except for: (i) any Liability of any party then in breach, and (ii) the obligations of the parties set forth in Section 9.3.  Notwithstanding the prior sentence, Section 7.2, Section 9.2, Section 9.3 and Article XI shall survive the termination of this Agreement and shall remain in full force and effect.

9.3 Termination Fee.  The parties agree that the Termination Fee and the terms and conditions contained in this Section 9.3 are an integral part of the transactions contemplated hereby, and that the Termination Fee constitutes liquidated damages and not a penalty. The parties agree that a nonrefundable fee in the amount of One Million Five Hundred Thousand Dollars ($1,500,000.00) in cash (the “Termination Fee”) shall be paid, on the conditions set forth herein, within two business days after termination pursuant to Section 9.1, as provided below.

(a) In the event that any party hereto (a “Repudiating Party”) repudiates this Agreement or otherwise refuses to consummate the transactions contemplated hereunder, then the Repudiating Party shall pay the Termination Fee to the non-repudiating party.

(b) Sellers shall pay the Termination Fee to Purchaser upon satisfaction of the following: (i) this Agreement is terminated by Purchaser pursuant to Section 9.1(b) due to or in connection with any Sellers’ breach of, or failure to fulfill its obligations under Article VI of this Agreement; and (ii) at the time of the termination of this Agreement, each of the conditions set forth in Section 8.2 has been satisfied or waived.  Provided however, no Termination Fee shall be payable to Purchaser if: (1) Purchaser terminates this Agreement due to Seller’s violation of Section 6.8; and (2) Sellers' violation of Section 6.8 is caused by and results from any act outside the control of Sellers or the Company, whether or not covered by insurance, including (but not necessarily limited to) an act of God such as fire, flood, tornado, and similar events or any misconduct by any person (unless approved or ratified by any of the parties listed in the definition of "Knowledge" below).  For the avoidance of doubt, no Termination Fee shall be payable by Sellers if Purchaser terminates this Agreement based solely on the breach of one or more representations or warranties contained in Article III of this Agreement (including the Schedules thereunder) except where Seller’s breach involves fraud, intentional breach, or intentional omission with respect to any representation or warranty.

(d) Purchaser shall pay the Termination Fee to Sellers upon satisfaction of the following: (i) this Agreement is terminated by Sellers pursuant to Section 9.1(c) due to or in connection with Purchaser’s breach of, or failure to fulfill its obligations under Article VI of this Agreement; and (ii) at the time of the termination of this Agreement, each of the conditions set forth in Section 8.1 have been satisfied or waived.

ARTICLE X
Definitions

For the purposes of this Agreement, the following terms have the meanings set forth below:

“AAA” has the meaning set forth in Section 11.16(a).

“Additional 2011 CapX Projects” has the meaning set forth in Section 6.11(a).

“Additional 2011 CapX Sum” has the meaning set forth in Section 6.11(a).

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, Contract or otherwise.

“Affiliated Group” means: (i) any affiliated group as defined in Code Section 1504 that has filed a consolidated return for federal income tax purposes (or any similar group under state, local or foreign Law) for a period during which Company was a member; and (ii) the group of which a Seller was the common parent for a period during which Company was a member.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Assets” means, with respect to any Person, all businesses, properties, assets, machinery, equipment, furniture, fixtures, Permits, goodwill and rights of such Person as a going concern, of every nature, kind and description, tangible and intangible (including Intellectual Property Rights), owned or leased, wheresoever located (whether in the United States or otherwise) and whether or not carried or reflected on the books or records of such Person, used, held for use, or useful in connection with the operation of the business of such Person.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banks are required or permitted to be closed in the State of North Dakota.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. Sections 9601 et seq.

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

“Closing Working Capital” has the meaning set forth in Section 1.4(a).

“Closing 2012 CapX” has the meaning set forth in Section 6.11(b).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Code Section 4980B, and any similar provision of applicable state Law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means IdeaOne Telecom Group, LLC, a North Dakota limited liability company.

“Company Intellectual Property Rights” has the meaning set forth in Section 3.13(b).

“Company Returns” means Form 1065 and such forms and attachments that are required to be filed therewith, and any corresponding form (and related forms and attachments required to be filed therewith) for applicable Federal, state or local income tax purposes.

“Company Systems” has the meaning set forth in Section 3.13(e).

“Confidential Information” means any information concerning the businesses and affairs of the Company that is not already generally available to the public (other than any such information that is generally available to the public as a result of any breach by any Seller of any duty of confidentiality hereunder or otherwise).

“Consents” has the meaning set forth in Section 2.1(c).

“Contract” means any loan or credit agreement, note, bond, mortgage, indenture, lease, sublease, purchase order or other agreement, commitment, understanding or instrument.

 “Data Laws” means laws, regulations, guidelines, and rules in any jurisdiction (federal, state, provincial, or local) applicable to data privacy, data security, and/or personal information, as well as industry standards applicable to Company.

“Deductible” has the meaning set forth in Section 5.2(c).

“Disputing Party” has the meaning set forth in Section 11.16(a).

“Disputing Parties” has the meaning set forth in Section 11.16(a).

“Employee Benefit Plan” means each “employee benefit plan” (as defined in ERISA Section 3(3)) and each other benefit plan, program, or arrangement, whether written or oral, formal or informal, including annuity, bonus, cafeteria, Interest option, Interest purchase, phantom stock (or similar), profit sharing, savings, pension, retirement, incentive, group insurance, disability, employee welfare, prepaid legal, non-qualified deferred compensation, excess benefit, top-hat, deferred bonus, rabbi trust, secular trust, insurance, or golden parachute payment, whether or not within the meaning of ERISA Section 3(3), providing compensation or benefits to the officers, former officers, employees, former employees, governors, former governors, or the beneficiaries of any of the foregoing, maintained, sponsored, contributed to (or required to be contributed to) by Company, or with respect to which Company has any Liability or potential Liability.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA Section 3(2).

“Encumbrances” means any Liens, agreements, voting trusts, proxies, preemptive or similar rights, or restrictions, options, warrants, purchase rights, contracts, commitments, equities, claims, demands or rights of any Person of any kind.

“Environmental and Safety Requirements” means all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of Law, all judicial and administrative orders and determinations, all contractual obligations and all common law, whenever enacted or in effect, in each case concerning public health and safety, worker health and safety, or pollution or protection of the environment (including without limitation, all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any Hazardous Substances), including without limitation the Clean Air Act, 42 U.S.C. Sections 7401 et seq., the Clean Water Act, 33 U.S.C. Sections 1321 et seq., CERCLA, the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. Sections 2601 et seq., and the Occupational Safety and Health Act, 29 U.S.C. Sections 651 et seq., all as amended, and regulations promulgated thereunder, together with applicable state, county, town, local or other applicable legislation.

“Escrow Agent” has the meaning set forth in Section 1.3(c).

“Escrow Agreement” has the meaning set forth in Section 1.3(c).

“Escrow Amount” has the meaning set forth in Section 1.3(b).

“Equity Interest” means any share, stock, unit, capital stock or unit, partnership, member, interest, membership interest, membership unit or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that at any relevant time is considered a single employer with the Company under Code Section 414.

“Excluded Assets” means the Company’s assets listed on Schedule 2.1(l).

“Existing Environmental Liabilities” has the meaning set forth in Section 3.20(j).

“FCC” means the Federal Communications Commission.

“Fiduciary” has the meaning set forth in ERISA Section 3(21).

“Financial Statements” has the meaning set forth in Section 3.5.

“Fundamental Representations” has the meaning set forth in Section 5.1(a).

“GAAP” means United States generally accepted accounting principles consistently applied, as in effect from time to time.

“Government Entity” means the United States of America or any other nation, any state, municipality or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government, including any court, in each case having jurisdiction over Sellers and the Company and its Subsidiaries.

“Hazardous Substance” means any product, substance, or waste whose presence, use, storage, manufacture, disposal, transportation or release, either by itself or in combination with other materials: (i) is potentially injurious to the public health, safety or welfare, or the environment; (ii) is regulated under any Environmental and Safety Requirement or by any Government Entity; or (iii) is a basis for Liability or potential Liability to any governmental agency or Third Party under any Environmental and Safety Requirement.  Hazardous Substances includes, without limitation, PERC, hazardous wastes, solid wastes, demolition materials, petroleum or petroleum products or fractions thereof, asbestos and asbestos-containing materials, polychlorinated biphenyls, toxic molds, pesticides, and other hazardous or toxic substances, pollutants and contaminants.

“Improvements” has the meaning set forth in Section 3.23(d).

“Indebtedness” means at a particular time, without duplication: (i) any obligations under any indebtedness for borrowed money (including all principal, interest premiums, penalties, fees, expenses, indemnities and brokerage costs); (ii) any indebtedness evidenced by any note, bond, debenture, pledge, agreement, or other debt security; (iii) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit); (iv) any indebtedness pursuant to a guarantee; (v) any obligations under capitalized leases or with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations a Person assures a creditor against loss; and (vi) any indebtedness secured by a Lien on a Person’s

Assets. Provided, however, that Indebtedness shall not include any liability included in the calculation of Working Capital.

“Indemnified Party” has the meaning set forth in Section 5.2(f).

“Independent Accounting Firm” has the meaning set forth in Section 1.4(e).

“Insurance Policies” has the meaning set forth in Section 3.16.

“Intellectual Property Rights” means all of the following in any jurisdiction throughout the world: (i) patents, patent applications and patent disclosures as well as all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof; (ii) trademarks, service marks, trade dress, trade names, brands, slogans, logos, Internet domain names, and company names, all translations, adaptations, derivations, and combinations of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing (collectively, “Marks”); (iii) copyrights and works of authorship (whether or not copyrightable), and moral rights, and all applications, registrations, and renewals in connection therewith; (iv) computer software (including Source Code and Object Code), data, databases and documentation thereof; (v) trade secrets and other confidential or proprietary information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements, know-how, processes, methods and techniques, research and development information, industry analyses, drawings, specifications, designs, plans, proposals, industrial models, technical data, financial and accounting data, business and marketing plans, advertising and promotional materials. and customer and supplier lists and related information); (vi) other intellectual property and proprietary rights, and (vii) copies and tangible embodiments of any of the foregoing, in whatever form or medium.

“Interests” has the meaning set forth in the recitals to this Agreement.

“Investment” as applied to any Person means: (i) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, instruments, stock, shares, interests, membership unit, securities, membership interests, or ownership interest (including partnership interests and joint venture interests) of any other Person; and (ii) any capital contribution by such Person to any other Person.

“Knowledge” or “Knowledge of Sellers” means the collective knowledge of all of the following: (i) the officers and governors/directors of each Seller after due inquiry and investigation consistent with their offices / positions, and (ii) officers and governors of the Company after due inquiry and investigation consistent with their offices / positions; and (iii) Robert Johnson (President / CEO of the Company), Jessica Mack (Human Resources Manager of the Company), Linda Brew (Controller of the Company), Marty Mohagen (Business Solutions Manager of the Company), Mike Miller (Chief Operating Officer of the Company), and Michael Mack (OSP Manager of Engineering), after due inquiry and investigation consistent with their offices / positions.

“Laws” means all statutes, laws, codes, ordinances, regulations, rules, orders, judgments, writs, injunctions, acts or decrees of any Government Entity.

“Leased Real Property” means the leased real property described on Schedule 3.23(b).

“Leasehold Improvements” means all buildings, structures, improvements and fixtures constituting Leased Real Property which are owned by the Company, regardless of whether title to such buildings, structures, improvements or fixtures are subject to reversion to the landlord or other Person upon the expiration or termination of the Lease for such Leased Real Property.

“Leases” means all leases, subleases, licenses, concessions, easements, and other agreements (written or oral) pursuant to which the Company holds, occupies, uses or operates, or derives benefit from, any Leased Real Property, or any other real property including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto, and the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company thereunder.

“Liability” means any obligation or liability whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due, regardless of when asserted.

“Lien” means any mortgage, pledge, security interest, right of first refusal or offer, option, encumbrance, lien, claim or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against Company, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute (other than to reflect ownership by a Person (other than any Seller) of property leased to Company under a lease which is not in the nature of a conditional sale or title retention agreement), or any subordination arrangement in favor of another Person.

“Losses” means any loss, Liability, action, cause of action, cost, damage or expense, Tax, penalty, or fine, in each case whether or not arising out of Third Party claims including interest, the time cost of money, penalties, attorneys’, consultants’ and experts’ fees and expenses (including such attorneys’, consultants’ and experts’ fees and expenses incurred in connection with the enforcement of a party’s rights under this Agreement) and all amounts paid in investigation, defense or settlement of any of the foregoing. Provided, however, that “Losses” shall not include any amounts (1) accounted for in an adjustment to Working Capital or reflected as a current liability reserve in the Financial Statements, (2) covered by a policy of insurance in favor of Company, if such Loss is paid for the benefit of Purchaser by such insurance company without dispute or condition or deductible before expiration of the time period specified in Section 5.1, or (3) covered by any applicable third-party warranty or indemnity in favor of Company, if such Loss is paid for the benefit of Purchaser by such third party warranty or indemnity provider without dispute or condition or deductible before expiration of the time period specified in Section 5.1.

“MPUC” means the Minnesota Public Utilities Commission.

“Marks” has the meaning set forth in the definition of “Intellectual Property Rights”.

“Material Adverse Effect” means an effect or change that, individually or in the aggregate, would be (or could reasonably be expected to) a material adverse effect upon: (i) the operations, business, Assets, Liabilities, condition (financial or otherwise), operating results, operations, prospects, business opportunities, or customer, supplier or employee relations of Company taken as a whole; or (ii) the ability of Company or Sellers to consummate the transactions contemplated by the Transaction Documents or perform their respective obligations thereunder, including the taking of any action contemplated by this Agreement and the other agreements contemplated hereby.  In no event need any effect or change adversely affect a party’s long-term earnings power or potential in a durationally significant manner in order to constitute a Material Adverse Effect, it being understood and agreed that a short-term adverse effect may constitute a Material Adverse Effect.

“Material Contracts” has the meaning set forth in Section 3.12(b).

“Material Suppliers” has the meaning set forth in Section 3.22(a).

“Most Recent Balance Sheet” has the meaning set forth in Section 3.5.

“Multiemployer Plan” has the meaning set forth in ERISA Section 3(37).

“NDPSC” means the North Dakota Public Service Commission.

“Non-Fundamental Representations” has the meaning set forth in Section 5.1(a).

“Objection Notice” has the meaning set forth in Section 1.4(d).

“Order” means any judgment, writ, decree, injunction, order, compliance agreement or settlement agreement of or with any Government Entity or arbitrator.

“Ordinary Course of Business” means the Company’s and its Subsidiaries’ ordinary course of business consistent with their past custom and practice (including with respect to quantity and frequency).

‘‘Owned Real Property’’ means all land, together with all buildings, structures, improvements, and fixtures located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, security and surveillance systems, telecommunications, computer, wiring, and cable installations, utility installations, water distribution systems, and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights), owned by Seller or any of its Subsidiaries.

“PERC” means percholorethylene, PCE, tetrachloroethylene, tetrachloroethene or similar solvents.

“Permit” means all permits, licenses, authorizations, regulatory authority, registrations, franchises, approvals, consents, certificates, orders, exemptions, variances and similar rights obtained, or required to be obtained, from Government Entities.

“Permitted Encumbrances” means with respect to each parcel of Real Property: (a) real estate taxes, assessments and other governmental levies, fees, or charges imposed with respect to such Real Property that are: (i) not due and payable as of the Closing Date or (ii) being contested in good faith and for which appropriate reserves have been established in accordance with GAAP; (b) zoning, building codes and other land use laws regulating the use or occupancy of such Real Property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over such Real Property and are not violated by the current use or occupancy of such Real Property or the operation of Company’s business as currently conducted thereon; and (c) easements, covenants, conditions, restrictions, and other similar matters of record affecting title to such Real Property that do not or would not impair the use or occupancy of such Real Property in the operation of Company’s business as currently conducted thereon.

“Permitted Liens” means Liens for Taxes or assessments and similar charges, which are: (a) not past due and payable; or (b) being contested in good faith and by appropriate proceedings, so long as adequate reserves (as determined in accordance with GAAP, consistently applied) have been established on Company’s books with respect thereto and are included in the calculation of Closing Working

Capital.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Government Entity or any department, agency or political subdivision thereof.

“Pre-Closing Taxes” means Taxes of Company or for which Company may become liable with respect to a Tax period ending on or before the Closing Date and, in the case of a Tax period that begins on or before the Closing Date and ends after the Closing Date, the Taxes allocable to the portion of such period ending on or before the Closing Date based on a deemed closing of the books in the case of income, profits, sales, employment and other Taxes readily apportionable between periods and, in the case of all other Taxes, in proportion to the number of days in the Tax period that arose on and before the Closing Date.

“Proceeding” means any action, suit, proceeding, complaint, charge, hearing, inquiry or investigation before or by a Government Entity.

“Prohibited Transactions” has the meaning set forth in ERISA Section 406 and Code Section 4975.

“Property Laws” has the meaning set forth in Section 3.23(f).

“Pro Rata Percentage” means, with respect to each Seller, the percentage set forth across from their respective names on Schedule 3.2.

“Purchase Price” has the meaning set forth in Section 1.1.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Indemnified Parties” has the meaning set forth in Section 5.2(a).

“Representatives” has the meaning set forth in Section 5.1(c).

“Responsible Party” has the meaning set forth in Section 5.2(f).

“Rules” has the meaning set forth in Section 11.16(a).

“Seller” and “Sellers” has the respective meanings set forth in the preamble to this Agreement.

“Seller Indemnified Parties” has the meaning set forth in Section 5.2(b) of this Agreement.

“Source Code” means human-readable computer software and code, in a form other than Object Code form or machine-readable form, including related programmer comments and annotations, help text, data and data structures, object-oriented and other code, which may be printed out or displayed in human-readable form, and, for purposes of this Source Code definition, “Object Code” means computer software code, substantially or entirely in binary form, which is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof.

“Target Working Capital” means the average month-end Working Capital of Company for 7 months preceding the execution of this Agreement, beginning with January 1, 2011 and ending with July 31, 2011.  The Target Working Capital was determined using the Company’s average: (i) current assets (excluding cash) of $272,932, and (ii) current liabilities (excluding current portion of long term debt) of $456,203, resulting in a negative working capital of $183,271 for the first 7 months of 2011.  The calculation of Target Working Capital is attached as Schedule 10.

“Tax” means all: (i) United States federal, state or local or non-United States taxes, assessments, charges, duties, levies or other similar governmental charges of any nature, including all income, franchise, profits, capital gains, capital stock, membership interests, membership units, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, employment, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, fees, levies or other similar governmental charges of any kind whatsoever, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties, interest and fines; (ii) any Liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto; and (iii) any Liability for the payment of any amount of a type described in clause (i) or clause (ii) as a result of any obligation to indemnify or otherwise assume or succeed to the Liability of any other Person.

“Tax Return” means any return, information report or filing with respect to Taxes, including any schedules attached thereto and including any amendment thereof.

“Termination Fee” has the meaning set forth in Section 9.3(a).

“Third Party” means any Person other than a party to this Agreement.

“Threshold” has the meaning set forth in Section 5.2(c).

“Title Commitments” has the meaning set forth in Section 8.1(k).

“Title Company” has the meaning set forth in Section 8.1(k).

“Title Policies” has the meaning set forth in Section 8.1(l).

“Transaction Documents” means, collectively, this Agreement and all other agreements and instruments contemplated hereby, including, without limitation, any agreements referenced in, or attached as, Exhibits or Schedules hereto.

“Treasury Regulation” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.

“Wage, Hour and Immigration Laws” has the meaning set forth in Section 3.19.

“Working Capital” means, as of any date of determination, an amount determined without duplication and in accordance with GAAP applied consistent with Company’s accounting practices used in the preparation of the Most Recent Balance Sheet, equal to the sum of each component of current assets specified on Schedule 10, minus: (a) the current liabilities (excluding the current portion of long-term debt) specified on Schedule 10; and (b) cash. Working Capital shall exclude any deferred Tax receivable or payable, related party transactions between Company and any Seller or Affiliates, and any purchase price accounting adjustments in connection with the transactions contemplated hereby.

ARTICLE XI
General Terms

11.1 Fees and Expenses.  Purchaser shall be responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and execution of the Transaction Documents and the consummation of the transactions contemplated thereby.  Sellers shall be responsible for all costs and expenses incurred by Sellers and Company in connection with the negotiation, preparation and execution of the Transaction Documents and the consummation of the transactions contemplated thereby (including any brokerage or similar fees).  Any transfer Tax Liability which is imposed on Sellers or Company on the transfer or deemed transfer of the Excluded Assets, shall be paid by Sellers.

11.2 Remedies and Specific Performance.  One or more successive actions may be brought against any Seller, either in the same action or in separate actions, as often as the Purchaser or any of such holders deems advisable, until all of the obligations to such Person are paid and performed in full.  Each Party acknowledges and agrees that the other Parties would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached.  Therefore, in addition to the remedies described in Article V and Section 11.16, and any remedies available to it at law or in equity, any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security) and shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof. In particular, the Parties acknowledge that the business of Company is unique and recognize and affirm that in the event Sellers breach this Agreement, money damages would be inadequate and Purchaser would have no adequate remedy at law, so that Purchaser shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the other Parties’ obligations hereunder not only by action for damages but also by action for specific performance, injunctive, and/or other equitable relief.

11.3 Consent to Amendments; Waivers.  This Agreement may be amended, or any provision of this Agreement may be waived upon the approval, in a writing, executed by Purchaser and Seller.  No course of dealing between or among the parties hereto shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any such party or such holder under or by reason of this Agreement.

11.4 Successors and Assigns.  This Agreement and all covenants and agreements contained herein and rights, interests or obligations hereunder, by or on behalf of any of the parties hereto, shall bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto whether so expressed or not, except that neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by any

Seller, without the prior written consent of Purchaser, and neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by Purchaser without the prior written consent of Sellers. Notwithstanding the foregoing, Purchaser may without the prior written consent of Sellers: (a) assign any or all of its respective rights hereunder to one or more of its Affiliates; (b) designate one or more of its respective Affiliates to perform its obligations hereunder; (c) assign its respective rights, but not its respective obligations, under this Agreement to any financing sources; and (d) assign any or all of its respective rights to any third-party who subsequently purchases all or substantially all of the then existing assets of Company in a single transaction or series of related transactions, all or substantially all of the membership interests of Company (including by merger) or all or substantially all of the real estate purchased hereby provided that a merger or sale of membership interests of Company shall not be deemed to be an assignment by operation of Law. Any attempted assignment in violation of this Section 11.4 shall be void ab initio.

11.5 Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held to be prohibited by, illegal or unenforceable under applicable Law or rule in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement provided that: (i) each party receives the substantial benefit of its bargain with respect to the transaction contemplated hereby; and (ii) the ineffectiveness of such provision would not result in such a material change as to cause completion of the transactions contemplated hereby to be unreasonable for either party.

11.6 Counterparts; Electronic Signatures.  This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument.  Facsimile or PDF counterpart signatures to this Agreement shall be acceptable and binding.

11.7 Descriptive Headings; Interpretation.  The title of and the section and paragraph headings in this Agreement are for convenience of reference only and shall not govern or affect the interpretation of any of the terms or provisions of this Agreement.  The term “this Agreement” means this Membership Interest Purchase Agreement together with all Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof.  The use in this Agreement of the term “including” means “including, without limitation” and “include” and “including” are not limiting.  Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates.  The words “herein,” “hereof,” “hereunder” and other words of similar import refer to this Agreement as a whole, including the Schedules, and not to any particular section, subsection, paragraph, subparagraph or clause contained in this Agreement.  The word “or” is not exclusive (unless preceded by “either”). The use herein of the masculine, feminine or neuter forms shall also denote the other forms, as in each case the context may require or permit.  The use herein of terms importing the singular shall also include the plural, and vice versa.

11.8 Entire Agreement.  This Agreement and the other agreements and documents referred to herein contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way, including, without limitation, the Letter Proposal dated September 1, 2011, between Company and Purchaser.

11.9 No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and their permitted successors and assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the parties hereto and such permitted successors and assigns, any legal or equitable rights hereunder.

11.10 Schedules and Exhibits.  All Schedules and Exhibits attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

11.11 Governing Law.  All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with, the Laws of the State of North Dakota without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of North Dakota or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of North Dakota.  In furtherance of the foregoing, the internal Law of the State of North Dakota shall control the interpretation and construction of this Agreement, even though under that jurisdiction’s choice of law or conflict of law analysis, the substantive Law of some other jurisdiction would ordinarily apply.

11.12 Notices.  All notices, claims or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient or when sent by facsimile followed by delivery by reputable overnight courier service, or one day after being sent to the recipient by reputable overnight courier service (charges prepaid).  Such notices, claims and other communications shall be sent to the Purchaser and Sellers at the addresses indicated below or to such other address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party.  All notices, claims and other communications hereunder may be given by any other means (including telecopy or electronic mail), but shall not be deemed to have been duly given unless and until it is actually received by the intended recipient.

To Sellers:                             Attn: Dave Dircks
North Dakota Telecom I, LLC
211 22nd St NW
Devils Lake, ND 58301-1643
E-mail: daved@ndtel.com

Attn: Chad Sapa
Southeast Rural Vision Enterprises
3312 42nd St S
Fargo, ND 58104-7084
E-mail: csapa@kwh.com

with a copy to (which shall not constitute notice to Sellers):

Michael S. Raum
Vogel Law Firm
218 NP Ave
Fargo, ND 58103
Email: mraum@vogellaw.com

To Purchaser:                       Attn: David A. Christensen, Sr. Vice President & Chief Financial Officer
Hickory Tech Corporation

              221 East Hickory Street
                Mankato, MN  56001
E-mail:  David.Christensen@HickoryTech.com

with a copy to (which shall not constitute notice to Purchaser):

Michael P. Jacobs, Esq.
Leonard, Street & Deinard, PA
3 Civic Center Plaza, Suite 400
Mankato, MN  56001
E-mail:  michael.jacobs@leonard.com

11.13 Waiver of Jury Trial.  EACH OF THE PARTIES HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY PARTY HERETO.

11.14 No Strict Construction.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

11.15 Jurisdiction.  Each of the parties hereto submits to the jurisdiction of any state or federal court sitting in Fargo, North Dakota ,in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceedings may be heard and determined in any such court and hereby expressly submits to the personal jurisdiction and venue of such court for the purposes hereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum.  Each of the parties hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to its address set forth in Section 11.12, such service to become effective ten (10) days after such mailing.

11.16 Arbitration.

(a) The parties (such parties being referred to individually as a “Disputing Party,” and, together, as the “Disputing Parties”) agree that except for matters governed by Section 11.2 above, any controversy, claim or dispute arising out of or relating to this Agreement, the Transaction Documents and the transactions consummated hereby, including, without limitation, the breach, validity or termination hereof or thereof, and any dispute between a Responsible Party and any Indemnified Party under Article V, shall be finally settled by arbitration before a single arbitrator to be held in or about the city of Fargo, ND in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) then in effect (“Rules”).  If the parties do not agree upon an arbitrator within 15 days after a party’s receipt of a demand for arbitration then, upon the written request of either party, the arbitrator shall be appointed in accordance with Rule 11 of the Rules.  The arbitration and this Section 11.16 shall be governed by the Federal Arbitration Act, 9 U.S.C. Section 1 et seq., as amended.

(b) The arbitrator shall consider the dispute at issue in North Dakota, at a mutually agreed upon time within one hundred twenty (120) days (or such other period as may be acceptable to the Disputing Parties or as directed by the arbitrator) of the designation of the arbitrator.  The arbitration proceeding shall be held in accordance with the rules for commercial arbitration of the AAA in effect on the date of the initial request by the Disputing Party that gave rise to the dispute to be arbitrated (as such rules are modified by the terms of this Agreement or may be further modified by mutual agreement of the Disputing Parties) and shall include an opportunity for the parties to conduct discovery in advance of the proceeding using all of the authorized methods of discovery allowed by the Federal Rules of Civil Procedure in effect on the date of the initial request by the Disputing Party.  The arbitrator shall resolve any disputes regarding discovery.  Notwithstanding the foregoing, the Disputing Parties shall agree that they will attempt, and they intend that they and the arbitrator should use its best efforts in that attempt, to conclude the arbitration proceeding and have a final decision from the arbitrator within one hundred twenty (120) days from the date of selection of the arbitrator; provided, however, that the arbitrator shall be entitled to extend such one hundred twenty (120) day period for a total of two one hundred twenty (120) day periods.

(c) The arbitrator shall be bound to follow the laws of the State of North Dakota decisional and statutory, in reaching any decision and making any award and shall deliver a written award, including written findings of fact and conclusions of law, with respect to the dispute to each of the parties, who shall promptly act in accordance therewith.  Each Disputing Party to such arbitration agrees that any award of the arbitrator shall be final, conclusive and binding and that they will not contest any action by any other party thereto in accordance with an award of the arbitrator.  It is specifically understood and agreed that any party may enforce any award rendered pursuant to the arbitration provisions of this Section 11.16 by bringing suit in the courts set forth in Section 11.15 or any other court of competent jurisdiction.

(d) In the event that arbitrable disputes or claims arise between any of Sellers, on the one hand, and Purchaser, on the other hand, under this Agreement and one or more additional agreements to which any Seller, on the one hand, and Purchaser, on the other hand, are parties, the parties hereto hereby consent to the consolidating and determination of all such disputes and/or claims in a single arbitration to be held in or about Fargo, North Dakota, notwithstanding any different location designated by another agreement under which one or more of the disputes or claims to be arbitrated has arisen.

(e) All costs and expenses attributable to the arbitrator shall be allocated among the parties to the arbitration in such manner as the arbitrator shall determine to be appropriate under the circumstances.

(f) Nothing herein shall be construed to prevent any party from seeking equitable relief in any court of competent jurisdiction to restrain or prohibit any breach or threatened breach of any covenant of the parties set forth in this Agreement or any document executed in connection herewith, whether or not the parties have first sought to resolve the dispute through negotiation, mediation or arbitration pursuant to this Section 11.16.

(g) Each party shall be entitled to include, by consolidation, joinder or in any other manner other persons substantially involved in a common question of fact or law whose presence is required if complete relief is to be accorded in arbitration.  Notwithstanding anything else contained herein to the contrary, arbitration shall not be required by any party hereto and no party shall be required to submit any matter to arbitration hereunder, unless such arbitration includes by consolidation or joinder or in any other manner, all parties reasonable and necessary to the full, fair, final and complete resolution of the claim or controversy.

11.17 Independence of Agreements, Covenants, Representations and Warranties.  All agreements and covenants hereunder shall be given independent effect so that if a certain action or condition constitutes a default under a certain agreement or covenant, the fact that such action or condition is permitted by another agreement or covenant shall not affect the occurrence of such default, unless expressly permitted under an exception to such initial covenant.  In addition, all representations and warranties hereunder shall be given independent effect so that if a particular representation or warranty proves to be incorrect or is breached, the fact that another representation or warranty concerning the same or similar subject matter is correct or is not breached will not affect the incorrectness of or a breach of a representation and warranty hereunder.

11.18 Sellers’ Representative. Each Seller hereby appoints Chad Sapa (“Representative”) as his, her or its representative. In this capacity, Representative shall have the authority to provide to Purchaser or to receive from Purchaser or to otherwise take, on behalf of each Seller, all notices, consents and other actions hereunder or under any other Transaction Document by such Seller, including, without limitation, under Section 7.4 hereof.  In addition, each Seller hereby authorizes payment of his, her or its respective portion of the Purchase Price and any other payments to Representative, and Representative agrees to distribute the Purchase Price, after payment therefrom of any obligations of Company to professional consultants or others providing services to Company which otherwise under the terms of this Agreement would be deductible by Purchaser, among the various Sellers in accordance with the terms hereof, including, with respect to the Interests, in accordance with such Sellers’ Pro Rata Percentage.  In the event of the death, disability, or inability of Representative, preventing Representative from fulfilling the functions and obligations hereunder, each Seller hereby designates Doug Wede as successor to Representative as his or her representative for purposes hereof and for purposes of the Escrow Agreement. Each Seller has reviewed the Escrow Agreement, finds each such document acceptable and each hereby authorizes the Representative to execute and deliver the same.

11.19 Press Releases and Public Announcements.  Neither Company nor Sellers shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of Purchaser; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Parties prior to making the disclosure).

[Signatures on next page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective the date first written above.

Hickory Tech Corporation

By: _______________________________________________________________
Name: _____________________________________________________________
Title: ______________________________________________________________

North Dakota Telecom, LLC	Southeast Rural Vision Enterprises, Co.

By: ______________________________________________________________	By: _______________________________________________________________
Name: ____________________________________________________________	Name: _____________________________________________________________
Its: ______________________________________________________________	Its: ______________________________________________________________

Schedule 10
Target Working Capital

See attached.

	2011	2011	2011	2011	2011	2011	2011
BALANCE SHEET	Jan	Feb	Mar	Apr	May	Jun	Jul
Current Assets
Cash	1,150,471	1,098,389	1,317,982	1,066,986	1,321,743	1,219,123	815,401
Telecom A/R	157,108	172,461	173,719	167,535	110,647	179,479	172,296
Other A/R	25,286	18,586	29,689	36,740	27,582	35,736	38,910
Materials & Supplies	60,017	49,375	51,554	41,517	30,982	40,038	102,047
Other Prepaids	9,890	19,615	20,735	39,004	35,733	35,162	29,080
Total Current Assets	1,402,772	1,358,426	1,593,679	1,351,782	1,526,687	1,509,538	1,157,734

Current Liabilities
Unearned Revenue	0	0	0	0	0	0	0
Current Portion Long Term Debt	550,038	633,807	614,299	626,722	620,896	614,932	607,530
A/P	425,904	362,832	408,191	394,879	297,926	297,653	294,498
Customer Deposits & Prepayments	8,700	9,395	10,055	9,874	10,320	10,525	10,858
Accrued Payroll Taxes	2,253	3,667	4,541	751	1,145	1,488	235
Other Current Liabilities	101,701	109,024	111,342	63,674	72,954	82,998	86,040
Total Current Liabilities	1,088,596	1,118,725	1,148,428	1,095,900	1,003,240	1,007,596	999,162
								Average
Current Assets Less Cash	252,301	260,037	275,697	284,796	204,944	290,415	342,333	272,932
Current Liabilities Less CPLTD	538,558	484,918	534,129	469,178	382,345	392,664	391,632	456,203
Working Capital	(286,257)	(224,881)	(258,432)	(184,382)	(177,400)	(102,248)	(49,299)	(183,271)